ELECTRIC POWER DEVELOPMENT CO., LTD.

15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

August 16, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Benjamin J. Curran of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By *Kuniharu Takemata*
Name: Kuniharu Takemata
Title: Executive Officer
Department Director / Corporate Planning & Administration Dept.

dlw 8/24

TOKYO:31878.1

(Enclosures)

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Benjamin J. Curran, Esq.
(Sullivan & Cromwell LLP)

Annex A

Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Financial Statements (Unaudited), for the Three Months Ended June 30, 2006	August 11, 2006

Tab B: Press Releases Released to the Public (June 5, 2006 to present)

(2) Financial Position (Rounded down to the nearest million yen)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Unit : million yen	Unit : million yen	%	yen
Three months ended June 30, 2006	1,977,881	445,513	22.5	2,667.06
Three months ended June 30, 2005	2,012,215	398,818	19.8	2,873.18
Year ended Mar.31, 2006	1,964,667	433,028	22.0	2,598.90

(Notes)

① Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Shareholders' equity per share as of the end of the three months ended June 30, 2005 would have been 2,394.32 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

② Figures shown for Net Assets, Equity Ratio, and Net Assets per Share for the three months ended June 30, 2005, and year ended March 31, 2006, are presented in the previous format.

"Qualitative Information on Financial Position"
The details are described in "Qualitative Information on Financial Affairs and Results for the First Quarter of the Year Ending March 2007."

(3) Statements of Cash Flows (Rounded down to the nearest million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit: million yen	Unit: million yen	Unit: million yen	Unit: million yen
Three months ended June 30, 2006	29,739	Δ40,897	5,953	29,223
Three months ended June 30, 2005	29,214	Δ12,881	Δ 12,915	34,097
Year ended Mar.31, 2006	173,954	Δ72,326	Δ103,613	28,874

"Qualitative Information on Statements of Cash Flows"
The details are described in "Qualitative Information on Financial Affairs and Results for the First Quarter of the Year Ending March 2007."

3. Forecast for the Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2006	274,000	36,000	21,000
Year ending Mar.31, 2007	558,000	55,000	35,000

(Reference) Projected net income per share (Annual) : 210.13 yen

(Notes) This forecast has no change from that announced May 12, 2006.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 53 subsidiaries, and 47 affiliated companies (as of June 30, 2006). Its main business is the supply of electric power. The group's "other businesses" complement the electric power business. Electric power related businesses contribute to the smooth and efficient implementation of the electric power business and diversified businesses utilize the management resources and expertise of the J-POWER Group.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group

Customers

Supply electric power

Electric Power Business

	Subsidiaries	Affiliates
Wholesale power business	Filing company Electric Power Development Co., Ltd. (J-POWER)	
Other electric power businesses	◎Bay Side Energy Co., Ltd. ◎Green Power Kuzumaki Co., Ltd ◎Green Power Setana Co., Ltd. ◎Green Power Koriyama Nunobiki Co., Ltd. *1 ◎Dream-Up Tomamae Co., Ltd. ◎Green Power Aso Co., Ltd. ◎ITOIGAWA POWER Inc. ◎Nagasaki-Shikamachi Wind Power Co., Ltd. ◎Nikaho-kogen Wind Power Co., Ltd. ◎J-Wind TAHARA Ltd. ◎Ichihara Power Co., Ltd. 1 other company	○Mihama Seaside Power Co., Ltd. ○TOSA POWER Inc. ○GENEX Co., Ltd. ○J-Wind TOKIO Co., Ltd. *2

Provide goods and services

Provide goods and services

Other Businesses

		Subsidiaries	Affiliates
Electric power-related	Management of affiliates	◎JPOWER GENEX CAPITAL Co., Ltd.	
Electric power-related	Facility design, construction, and maintenance	◎JPec Co., Ltd. ◎JPHYTEC Co., Ltd. ◎Kaihatsu Denshi Gijutu Co., Ltd. ◎EPDC CoalTech and Marine Co., Ltd. ◎Kaihatsu Sekkei Consultant Co., Ltd. ◎J-POWER EnTech Co., Inc. *1 9 other companies *1	Vestech Service Corporation Nishi Kyushu Kyodo Kowan Co., Ltd. Tachibana Karyoku Kowan Service Co., Ltd. Central Power Transmission Construction Co., Ltd.
Electric power-related	Fuel and equipment & materials supply	◎J-POWER RESOURCES Co., Ltd. ◎J-POWER AUSTRALIA PTY. LTD. 4 other companies *1	
Electric power-related	Services	◎JP Business Service Corporation 1 other company *1	
Diversified businesses	International businesses	◎J-Power Investment Netherlands B.V. ◎J-POWER North America Holdings Co., Ltd. *1 ◎J-POWER USA Development Co., Ltd. *1 J-POWER USA Investment Co., Ltd. *3 ◎J-POWER INVESTMENT U.K. LTD. *1 7 other companies *3	○Gulf Electric Public Co., Ltd. ○TLP Cogeneration Co., Ltd. ○Thaioil Power Co., Ltd. ○EGCO Green Energy Co., Ltd. *2 ○Roi-Et Green Co., Ltd. *2 ○SEC HoldCo, S.A. ○CHIAHUI POWER CORPORATION ○ShanXi TianShi Power Generation Co.,Ltd.*2 ○CBK Netherlands Holdings B.V. ○CBK Power Co., Ltd ○Tenaska Frontier Partners, Ltd. *3 17 other companies *3,*4
Diversified businesses	Environment and energy	◎Omuta Plant Service Co., Ltd. *1	Omuta Recycle Power Co., Ltd. Kanamachi Purification Plant Energy Service Co., Ltd. 4 other companies
Diversified businesses	Telecommunications	◎Japan Network Engineering Co., Ltd. *1	Kawagoe Cable Vision Co.,Ltd.
Diversified businesses	Other	◎Kaihatsu Hiryo Co., Ltd. *1 ◎Epure Co., Ltd. *1 2 other companies *1	Okutadami Kanko Co.,Ltd. ASHCRETE CORPORATION 2 other companies

◎ Consolidated subsidiary ○ Equity method affiliate No indicator: Non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

*1 The company has been included in the scope of consolidation since the beginning of the current fiscal year. Consequently, from the current fiscal year, all subsidiaries are included in the scope of consolidation.

*2 The equity-method has been applied to the company since the beginning of the current fiscal year.

*3 From the interim accounting period, the subsidiary/affiliated subsidiary that was established along with J-Power's acquisition of equity in the Tenaska Frontier Power in May 2006 came to be included among consolidated subsidiaries/equity-method affiliates due to an accounting period discrepancy.

*4 Included in the 17 other companies are 16 equity-method affiliates.

Notes Relating to the Preparation of Consolidated Financial Statements for the First Quarter of the Fiscal Year Ending March 2007

(1) Application of simplified methods in accounting treatment

In preparing the Consolidated Financial Statements for the first quarter of the March 2007 period, the company adopted the simplified procedures as explained below, basing its preparation on standards used for the Interim Consolidated Financial Statements, with a view to avoiding misleading investors and other interested parties.

(Overview of the Simplified Procedures)

Method of depreciation of depreciable assets

Monthly amounts for depreciation planned for the year are recorded.

(2) Changes in consolidation and the scope of application of the equity method

(i) Matters relating to the scope of consolidation

Consolidated subsidiaries: 45

The consolidated subsidiaries are shown in the Business Structure of the J-POWER Group. (page 4)

From the current consolidated fiscal year, the company is assigning greater importance to the consolidation of business results of the J-POWER Group. The Company now includes 25 consolidated companies that were unconsolidated companies as of the end of the prior fiscal year.

The J-POWER USA Investment Co., Ltd. and seven other companies established in connection with the acquisition of holdings in the Tenaska Frontier Power had become subsidiaries as of June 30, 2006. Due to the disparity between the closing dates for quarterly financial reporting of the eight companies and quarterly consolidated balance sheet dates, however, the companies will be included in the scope of consolidation from the interim accounting period for 2007.

(ii) Matters relating to accounting under the equity method

No. of companies accounted for under the equity method: 30

The equity method affiliates are shown in the Business Structure of the J-POWER Group. (page 4)

As of the current fiscal year, a total of 4 companies was included in the affiliated companies accounted for under the equity method as companies important in the group's mid- to long-term management strategy. These included J-Wind TOKIO Co., Ltd., ShanXi TianShi Power Generation Co., Ltd., EGCO Green Energy Co., Ltd., and Roi-Et Green Co., Ltd.

Qualitative Information on Financial Affairs and Results for the First Quarter of the Year Ending March 2007

(1) Qualitative Information on Progress in Business Performance (Consolidated)

For consolidated sales (operating revenues) of the current quarter, there was a decrease to 130.1 billion yen. This is down 10.1% compared with the same quarter the year prior. This was due to revised rates effective from October 2005 for hydropower and transmission contracts in our wholesale business as well as a lower load factor at thermal power plants. Ordinary revenues for the current quarter, including non-operating revenues, declined 8.7% from the same quarter a year earlier to 133.7 billion yen.

Operating expenses, meanwhile, were down 6.2% from the same quarter a year earlier to 107.3 billion. This reflected influences from the reduced expenses for fuel resulting from the lower load factor at thermal plants and lower depreciation costs despite an increase in repair expenses for the periodic inspection of thermal power plants. Non-operating expenses decreased 18.0% to 5.7 billion yen due to a reduction in the amount of interest paid. Also, ordinary expenses for the current quarter decreased 6.9% to 113 billion yen compared to the same quarter a year earlier.

The above resulted in a decline from the same quarter a year earlier of 17.8% for ordinary income, totaling 20.7 billion yen. After deduction of corporate tax and other charges, net quarterly income was down 15.1% from the same quarter a year earlier to 13.4 billion yen.

An overview of results by business segment (after elimination of internal transactions between segments) is shown below.

(Electric Power Business)

Wholesale power business during the quarter achieved the sale of 11.9 billion kWh of hydro- and thermal power combined, a decline of 11.9% relative to the same quarter a year earlier. Water flow was high during the quarter, in contrast to the low water flow one year earlier (the supply rate dropped from 87% to 122%), enabling a 48.2% increase year on year for hydropower to 3.7 billion kWh. Thermal power declined 25.4% to 8.2 billion kWh reflecting the effects of the decrease in the quarter's load factor resulting from the stoppage for periodic inspection.

The sales volume for other electric power businesses decreased 2.9% from one year earlier to 0.3 billion kWh due to lower load factors at IPP and PPS. Total electricity sales volume in the overall Electric Power Business segment therefore came to 12.2 billion kWh, down 11.7% year on year.

While electric power operating revenues for the quarter were higher due to high water flow in the hydropower portion of wholesale power, the Company's revising the rates for hydropower and transmission contracts from October 2005 and the stoppage for periodic inspection at thermal plants represented adverse influences. Consequently, quarterly revenue was down 10.8% year on year to 121.8 billion yen.

While there was an increase in electric power operating expenses due to the increase in repair expenses incurred for the periodic inspection at thermal plants, major factors among others included a decrease in fuel expenses resulting from the lower load factor at thermal plants as well as lower depreciation costs. This brought about a 6.9% year-on-year decrease

to 97.7 billion yen for the quarter.

(Other Business)

Operating revenues for other businesses during the quarter totaled 8.3 billion yen, up 1.8% on the corresponding quarter for the previous year. Among contributing factors were an increase in incidental business operating revenues and the new inclusion of Japan Network Engineering Co., Ltd. in consolidated results.

Operating expenses incurred for other businesses increased 1.8% to 9.7 billion yen. This reflects an increase in incidental business operating expenses as well as higher sales costs associated with sales to outside the group by the newly consolidated subsidiaries.

(2) Qualitative Information on Progress in Financial Standing (Consolidated)

The Group's assets during the quarter increased 16.0 billion yen from the level at the end of the previous accounting period, to 1.8438 trillion yen. There was a decline in fixed assets owing to the progress of depreciation and amortization of those assets, while equipment investment in the construction for the Isogo New No. 2 Thermal Power Plant and the Oma Nuclear Power Plant were influential as well. With the addition of current assets, total assets grew 13.2 billion yen from the end of the previous accounting period, to 1.9779 trillion yen.

Turning to liabilities, the Group's debt decreased as a result of repayments and other changes. There were also bond issues, however, so that from the end of the previous accounting period, 1.9 billion yen in liabilities were added for the quarter, bringing the total to 1.5324 trillion yen. Of this, interest-bearing debt increased 15.3 billion yen to 1.4235 trillion yen.

Net assets during the quarter rose 11.3 billion yen (see note) above the level at the end of the previous accounting period to 445.5 billion yen.

Note: Due to a change in the way net assets are presented on the balance sheet, the increase in total net assets is now compared against the combined value of shareholder's equity and minority interests at the end of the previous accounting period.

(3) Qualitative Information on the Status of the Consolidated Cash Flow

The balance of cash and cash equivalents at the end of the current quarter was 29.2 billion yen. This was due to the income of 29.7 billion yen from operating activities and 6 billion yen in financial activities from the issuance of corporate bonds. Also, however, among investment activities were expenditures for the acquisition of fixed assets that came to 40.9 billion yen. And combining of change in the scope of consolidation (5.7 billion yen) and a balance of 28.9 billion at the end of prior fiscal year.

(Cash Flow from Operating Activities)

Internal reserves, including income before income taxes and minority interests and depreciation expenses, declined, but there also was a decline in accounts receivables. As a consequence, cash flow from operating activities increased to 29.7 billion yen , up 0.5 billion yen from the same quarter one year earlier.

(Cash Flow from Investing Activities)

Cash flow from investing activities increased relative to the same quarter one year earlier by 28.0 billion yen to 40.9 billion yen. Increase in construction expenses at the Oma Nuclear Power Plant and the payments of acquiring the Tenaska Frontier Power were major factors.

(Cash Flow from Financing Activities)

Although bond issues were lower, a decrease in repayment of loans resulted in revenue of 6.0 billion, compared to a net expenditure of 12.9 billion yen in the same quarter of the previous year.

CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of June.30,2006	As of Mar. 31, 2006	Increase / decrease	As of June.30,2005
(Assets)				
Property, Plant and Equipment	1,843,829	1,827,868	15,961	1,874,249
Power plants	1,415,724	1,438,443	△ 22,718	1,525,652
Hydroelectric power production facilities	477,528	481,068	△ 3,539	492,405
Thermal power production facilities	599,505	613,349	△ 13,843	668,114
Internal combustion power generation facilities	16,570	16,931	△ 361	18,136
Transmission facilities	253,526	257,253	△ 3,726	272,630
Transformation facilities	37,832	38,605	△ 772	40,787
Communication facilities	8,802	9,170	△ 367	9,771
General facilities	21,958	22,065	△ 106	23,805
Other property, plant & equipment	34,028	28,336	5,691	26,013
Construction in progress	229,489	199,524	29,965	178,619
Investments and other assets	164,587	161,564	3,023	143,963
Long-term investments	118,314	114,600	3,713	94,047
Deferred tax assets	42,438	42,944	△ 506	45,992
Other investments	3,835	4,018	△ 183	3,924
Allowance for doubtful accounts	△ 0	△ 0	—	△ 0
Current assets	134,051	136,798	△ 2,746	137,965
Cash and bank deposits	29,784	28,961	823	34,228
Notes and accounts receivable	47,074	56,484	△ 9,409	56,094
Short-term investments	476	1,556	△ 1,080	971
Inventories	22,863	18,160	4,703	16,189
Deferred tax assets	3,703	5,635	△ 1,932	3,163
Other current assets	30,148	25,999	4,148	27,343
Allowance for doubtful accounts	—	—	—	△ 24
Total assets	1,977,881	1,964,667	13,214	2,012,215

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of June.30,2006	As of Mar. 31, 2006	Increase / decrease	As of June.30,2005
(Liabilities and Net Assets)				
Long-term liabilities	1,262,961	1,215,033	47,927	1,325,848
Bond	551,684	521,684	30,000	641,171
Long-term loans	664,268	644,340	19,928	629,482
Accrued employee retirement benefits	34,582	36,233	△ 1,650	45,091
Other allowances	409	417	△ 7	441
Deferred tax liabilities	585	602	△ 16	509
Other long-term liabilities	11,430	11,756	△ 326	9,152
Current liabilities	268,008	313,999	△ 45,991	284,699
Current portion of long-term debt and other	106,699	106,772	△ 72	110,004
Short-term loans	889	24,436	△ 23,546	24,809
Commercial paper	100,000	111,000	△ 11,000	89,000
Notes and accounts payable	11,377	9,936	1,440	11,135
Income and other taxes payable	8,485	20,867	△ 12,382	12,792
Other allowances	435	273	161	175
Other current liabilities	40,121	40,713	△ 592	36,782
Reserves under special laws	1,399	1,399	—	1,740
Reserve for fluctuation in water levels	1,399	1,399	—	1,740
Total liabilities	1,532,368	1,530,432	1,936	1,612,288
(Net Assets)				
Shareholders' equity	428,155	—	428,155	—
Common stock	152,449	—	152,449	—
Capital surplus	81,849	—	81,849	—
Retained earnings	193,889	—	193,889	—
Treasury stock	△ 33	—	△ 33	—
Valuation and translation adjustments	16,071	—	16,071	—
Unrealized gain on other securities	14,139	—	14,139	—
Deferred hedging gain or loss	△ 271	—	△ 271	—
Foreign currency translation adjustments	2,203	—	2,203	—
Minority interests	1,286	—	1,286	—
Total net assets	445,513	—	445,513	—
(Minority interests)				
Minority interests	—	1,206	△ 1,206	1,107
(Shareholders' equity)				
Common stock	—	152,449	△ 152,449	152,449
Capital surplus	—	81,849	△ 81,849	81,849
Retained earnings	—	182,760	△ 182,760	159,107
Unrealized gain on other securities	—	14,050	△ 14,050	5,721
Foreign currency translation adjustments	—	1,935	△ 1,935	△ 306
Treasury stock	—	△ 17	17	△ 1
Total shareholders' equity		433,028	△ 433,028	398,818
Total Liabilities and Net Assets	1,977,881	1,964,667	13,214	2,012,215

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Three months ended June.30,2006	Three months ended June.30,2005	Increase / decrease	Year ended Mar. 31, 2006
(Revenues)				
Operating revenues	130,144	144,711	△ 14,566	621,933
Electric power	121,803	136,518	△ 14,714	573,198
Other	8,341	8,193	148	48,734
Non-operating revenues	3,580	1,822	1,757	7,620
Dividend income	447	813	△ 365	1,937
Interest income	189	150	38	711
Equity income of affiliates	1,597	474	1,122	2,042
Other	1,346	383	962	2,928
Total Ordinary Revenues	133,725	146,534	△ 12,808	629,553
(Expenses)				
Operating expenses	107,359	114,451	△ 7,091	520,464
Electric power	97,689	104,949	△ 7,260	469,720
Other	9,670	9,502	168	50,744
(Operating income)	(22,785)	(30,259)	(△ 7,474)	(101,469)
Non-operating expenses	5,682	6,928	△ 1,246	41,182
Interest expenses	5,382	6,183	△ 801	35,732
Other	299	744	△ 445	5,449
Total Ordinary Expenses	113,042	121,380	△ 8,338	561,646
Ordinary income	20,683	25,153	△ 4,470	67,906
(Provision for) reversal of reserve for fluctuation in water levels	–	△ 57	57	△ 399
Income before income taxes and minority interests	20,683	25,211	△ 4,527	68,305
Income taxes - current	4,155	6,954	△ 2,799	26,151
Income taxes - deferred	3,182	2,542	639	△ 1,488
Minority interests or losses	△ 30	△ 45	15	65
Net income	13,375	15,759	△ 2,383	43,577

(Note) Figures less than one million yen have been rounded off.

Consolidated Statement of Changes in Sharehohders' Equity

(From April 1, 2006 to June 30, 2006) (Unit: millions of yen)

	Shareholders'equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March. 31, 2006	152,449	81,849	182,760	△ 17	417,042
Changes during the period					
Dividends on retained earnins	–	–	△ 4,996	–	△ 4,996
Bonuses to directors and cororate auditors	–	–	△ 161	–	△ 161
Net income	–	–	13,375	–	13,375
Increase in retained earnings due to increase in consolidated subsidiaries	–	–	4,523	–	4,523
Decrease in retained earnings due to increase in consolidated subsidiaries	–	–	△ 1,671	–	△ 1,671
Increase due to the addition of affiliates accounted for by the equity method	–	–	66	–	66
Decrease due to the addition of affiliates accounted for by the equity method	–	–	△ 6	–	△ 6
Acquisition of treasury stock	–	–	–	△ 16	△ 16
Changes in items other than shareholders' equity (net)	–	–	–	–	–
Total	–	–	11,129	△ 16	11,112
Balance at June. 30, 2006	152,449	81,849	193,889	△ 33	428,155

(Unit: millions of yen)

	Valuation and translation adjustments				Minority interests	Total Net Assets
	Unrealized gain on other securities	Deferred hedging gain or loss	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at March. 31, 2006	14,050	–	1,935	15,985	1,206	434,234
Changes during the period						
Dividends on retained earnins	–	–	–	–	–	△ 4,996
Bonuses to directors and cororate auditors	–	–	–	–	–	△ 161
Net income	–	–	–	–	–	13,375
Increase in retained earnings due to increase in consolidated subsidiaries	–	–	–	–	–	4,523
Decrease in retained earnings due to increase in consolidated subsidiaries	–	–	–	–	–	△ 1,671
Increase due to the addition of affiliates accounted for by the equity method	–	–	–	–	–	66
Decrease due to the addition of affiliates accounted for by the equity method	–	–	–	–	–	△ 6
Acquisition of treasury stock	–	–	–	–	–	△ 16
Changes in items other than shareholders' equity (net)	89	△ 271	268	85	79	165
Total	89	△ 271	268	85	79	11,278
Balance at June. 30, 2006	14,139	△ 271	2,203	16,071	1,286	445,513

(Note) Figures less than one million yen have been rounded off.

STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Three months ended June.30,2005	Year ended Mar. 31, 2006
(Capital surplus)		
Capital surplus at beginning of year	81,849	81,849
Capital surplus at end of period	81,849	81,849
(Retained earnings)		
Retained earnings at beginning of year	152,121	152,121
Increase in retained earnings	15,946	43,764
Net income	15,759	43,577
Increase due to the addition of affiliates accounted for by the equity method	187	187
Decrease in retained earnings	8,960	13,125
Dividends	8,328	12,492
Bonuses to directors and statutory auditors	162	162
Decrease in retained earnings due to increase in consolidated subsidiaries	400	400
Decrease due to the addition of affiliates accounted for by the equity method	69	69
Retained earnings at end of period	159,107	182,760

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Three months ended June.30,2006	Three months ended June.30,2005	Increase / Decrease	Year ended Mar. 31, 2006
Cash flows from operating activities:				
Income before income taxes and minority interests	20,683	25,211	Δ 4,527	68,305
Depreciation	30,233	33,433	Δ 3,199	135,019
Loss on impairment of fixed assets	—	—	—	729
Loss on disposal of property, plant and equipment	429	284	145	2,735
(Decrease) in accrued employee's retirement benefits	Δ 2,024	Δ 637	Δ 1,386	Δ 9,495
(Decrease) in reserve for fluctuation in water levels	—	Δ 57	57	Δ 399
Interest and dividends	Δ 636	Δ 963	327	Δ 2,649
Interest expenses	5,382	6,183	Δ 801	35,732
(Increase) decrease in notes and accounts receivable	11,706	Δ 1,219	12,925	Δ 3,244
(Increase) in inventories	Δ 4,471	Δ 3,135	Δ 1,335	Δ 5,080
(Decrease)increase in notes and accounts payable	1,137	Δ 4,481	5,619	Δ 1,810
Investment (profit) on equity method	Δ 1,597	Δ 474	Δ 1,122	Δ 2,042
Others	Δ 13,184	Δ 7,994	Δ 5,189	15,820
Sub-total	47,659	46,147	1,512	233,621
Interest and dividends received	906	1,359	Δ 452	2,606
Interest paid	Δ 3,589	Δ 3,956	367	Δ 36,472
Income taxes paid	Δ 15,236	Δ 14,334	Δ 902	Δ 25,800
Net cash provided by operating activities	29,739	29,214	524	173,954
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment	Δ 36,403	Δ 13,435	Δ 22,967	Δ 68,449
Proceeds from constructions grants	4,929	4,459	469	7,881
Proceeds from sales of property, plant and equipment	350	527	Δ 177	1,396
Payments for investments and advances	Δ 9,930	Δ 5,097	Δ 4,832	Δ 14,160
Proceeds from collections of investments and advances	230	1,043	Δ 813	2,931
Others	Δ 74	Δ 378	303	Δ 1,905
Net cash used in investing activities	Δ 40,897	Δ 12,881	Δ 28,016	Δ 72,326
Cash flows from financing activities:				
Proceeds from issuance of bonds	29,876	49,794	Δ 19,917	149,360
Redemption of bonds	—	—	—	Δ 234,090
Proceeds from long-term loans	23,000	897	22,102	131,587
Repayment of long-term loans	Δ 7,625	Δ 13,178	5,553	Δ 117,473
Proceeds from short-term loans	310	28,255	Δ 27,945	128,547
Repayment of short-term loans	Δ 23,420	Δ 54,294	30,874	Δ 154,964
Proceeds from issuance of commercial paper	99,911	118,999	Δ 19,087	580,977
Redemption of commercial paper	Δ 111,000	Δ 135,000	24,000	Δ 575,000
Dividends paid	Δ 4,998	Δ 8,328	3,329	Δ 12,472
Dividends paid to minority interests	Δ 84	Δ 59	Δ 24	Δ 71
Others	Δ 16	Δ0	Δ 15	Δ 15
Net cash used in financing activities	5,953	Δ 12,915	18,868	Δ 103,613
Foreign currency translation adjustments on cash and cash equivalents	Δ 143	111	Δ 254	291
Net (decrease) increase in cash and cash equivalents	Δ 5,348	3,529	Δ 8,877	Δ 1,693
Cash and cash equivalents at beginning of year	28,874	30,221	Δ 1,346	30,221
Increase in cash from the addition of consolidated subsidiaries	5,697	346	5,350	346
Cash and cash equivalents at end of the period	29,223	34,097	Δ 4,873	28,874

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

[Three Months ended June.30,2006] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	121,803	8,341	130,144	—	130,144
(2) Intersegment sales					
Sales and transfers	793	48,853	49,646	(49,646)	—
Total sales	122,596	57,194	179,791	(49,646)	130,144
Operating expenses	103,377	53,549	156,927	(49,567)	107,359
Operating income	19,219	3,645	22,864	(79)	22,785

[Three Months ended June.30,2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	136,518	8,193	144,711	—	144,711
(2) Intersegment sales					
Sales and transfers	323	48,823	49,147	(49,147)	—
Total sales	136,842	57,016	193,858	(49,147)	144,711
Operating expenses	109,754	54,334	164,089	(49,637)	114,451
Operating income	27,088	2,681	29,769	490	30,259

[Year ended Mar.31,2006] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	573,198	48,734	621,933	—	621,933
(2) Intersegment sales					
Sales and transfers	1,390	206,240	207,630	(207,630)	—
Total sales	574,589	254,974	829,564	(207,630)	621,933
Operating expenses	487,531	241,176	728,708	(208,244)	520,464
Operating income	87,057	13,797	100,855	613	101,469

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Three months ended June.30,2006 (A)	Three months ended June.30,2005 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	130,144	144,711	△ 14,566	89.9
Electric power operating revenues	121,803	136,518	△ 14,714	89.2
Electric power sales to other companies	107,723	120,383	△ 12,659	89.5
Wholesale power business	103,735	116,557	△ 12,822	89.0
Hydro	33,578	34,964	△ 1,386	96.0
Thermal	70,157	81,593	△ 11,435	86.0
Other electric power businesses	3,988	3,825	162	104.2
Transmission revenues	13,796	15,286	△ 1,490	90.3
Other electricity revenues	283	848	△ 565	33.4
Other operating revenues	8,341	8,193	148	101.8
Non-operating revenues	3,580	1,822	1,757	196.5
Dividend income	447	813	△ 365	55.0
Interest income	189	150	38	125.7
Equity income of affiliates	1,597	474	1,122	336.4
Other	1,346	383	962	350.9
Total Ordinary Revenues	133,725	146,534	△ 12,808	91.3
Operating expenses	107,359	114,451	△ 7,091	93.8
Electric power operating expenses	97,689	104,949	△ 7,260	93.1
Personnel expenses	7,469	7,702	△ 233	97.0
Fuel cost	26,096	30,611	△ 4,514	85.3
Repair expense	11,691	10,374	1,316	112.7
Consignment cost	7,037	6,829	207	103.0
Taxes and duties	7,013	7,423	△ 410	94.5
Depreciation and amortization cost	29,220	32,704	△ 3,483	89.3
Other	9,161	9,303	△ 142	98.5
Other operating expenses	9,670	9,502	168	101.8
Non-operating expenses	5,682	6,928	△ 1,246	82.0
Financial expenses	5,382	6,183	△ 801	87.0
Other	299	744	△ 445	40.2
Total Ordinary Expenses	113,042	121,380	△ 8,338	93.1
Ordinary income	20,683	25,153	△ 4,470	82.2
(Provision for)reversal of reserve for fluctuation in water level	—	△ 57	57	—
Income before income taxes and minority interests	20,683	25,211	△ 4,527	82.0
Income taxes—current	4,155	6,954	△ 2,799	59.8
Income taxes – deferred	3,182	2,542	639	125.2
Minority losses	△ 30	△ 45	15	66.3
Net income	13,375	15,759	△ 2,383	84.9

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Three months ended June. 30, 2006 (A)	Three months ended June. 30, 2005 (B)	(A)-(B)
Wholesale power business	16,380	16,375	5
Hydroelectric	8,556	8,551	5
Thermal	7,824	7,824	—
Other electric power businesses(1)	495	483	12
Total	16,875	16,858	17

* (1) Operated by IPP(ITOIGAWA POWER Inc.), PPS(Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd.), Wind Power(Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.)

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Three months ended June. 30, 2006 (A)		Three months ended June. 30, 2005 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	11,881	103,735	13,484	116,557	△1,603	△12,822
Hydroelectric	3,675	33,578	2,480	34,964	1,195	△1,386
Thermal	8,206	70,157	11,004	81,593	△2,798	△11,435
Other electric power businesses(1)	345	3,988	355	3,825	△10	162
Subtotal	12,226	107,723	13,839	120,383	△1,613	△12,659
Transmission	—	13,796	—	15,286	—	△1,490
Total	12,226	121,520	13,839	135,669	△1,613	△14,149

* (1) Operated by IPP(ITOIGAWA POWER Inc.), PPS(Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd.), Wind Power(Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.)

(3) Result of water supply rate (Units: %)

	Three months ended June. 30, 2006 (A)	Three months ended June. 30, 2005 (B)	(A)-(B)
Water supply rate	122	87	35

Non-Consolidated Financial Statements (Unaudited)
(for the Three Months Ended June 30, 2006)

August 11, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange: Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, Deputy Director, IR, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices : Yes
Method of depreciation of depreciable assets
Monthly amounts for depreciation planned for the year are recorded.

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 3-month period: None

2. Business Performance (From April 1, 2006 to June 30, 2006)

(1)Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Three months ended June 30, 2006	119,684 (Δ10.7)	18,920 (Δ29.3)	17,593 (Δ20.9)
Three months ended June 30, 2005	134,012 (2.6)	26,768 (13.4)	22,240 (25.8)
Year ended Mar.31, 2006	566,016	85,974	51,234

	Net Income	Net Income per Share	Fully diluted Net Income per Share
	Unit: million yen %	yen	Yen
Three months ended June 30, 2006	12,177 (Δ15.9)	73.11	–
Three months ended June 30, 2005	14,484 (23.4)	104.35	–
Year ended Mar.31, 2006	33,382	200.08	–

(Notes)
① Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Note that the net income per share for the three months ended June 30, 2005 would have been 86.96 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.
② Figures in brackets are changes in percentage from the previous periods.

(2)Financial Position (Rounded down to the nearest million yen)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Unit: million yen	Unit: million yen	%	yen
Three months ended June 30, 2006	1,895,961	405,929	21.4	2,437.13
Three months ended June 30, 2005	1,938,261	375,770	19.4	2,707.14
Year ended Mar.31, 2006	1,888,333	398,717	21.1	2,393.44

(Notes)
① Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Shareholders' equity per share as of the end of the three months ended June 30, 2005 would have been 2,255.95 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.
② Figures shown for Net Assets, Equity Ratio, and Net Assets per Share for the three months ended June 30, 2005, and year ended March 31, 2006, are presented in the previous format.

3. Forecast for the Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007).

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2006	252,000	34,000	21,000
Year ending Mar.31, 2007	506,000	43,000	28,000

(Reference) Projected net income per share (Annual) : 168.10 yen
(Notes) This forecast has no change from that announced May 12, 2006.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of June.30,2006	As of Mar. 31, 2006	Increase / decrease	As of June.30,2005
(Assets)				
Property, Plant and Equipment	1,804,606	1,791,860	12,745	1,841,910
Power plants	1,406,621	1,428,485	△ 21,864	1,515,505
Hydroelectric power production facilities	472,628	475,920	△ 3,291	488,108
Thermal power production facilities	605,461	619,059	△ 13,597	673,905
Transmission facilities	257,481	261,139	△ 3,658	276,646
Transformation facilities	38,953	39,744	△ 791	41,903
Communication facilities	9,528	9,919	△ 390	10,509
General facilities	22,567	22,701	△ 134	24,433
Incidental business-related property, plant & equipment	1,933	493	1,440	382
Non-operating property, plant & equipment	969	917	51	507
Construction in progress	225,536	200,807	24,728	180,653
Investments and other assets	169,545	161,155	8,389	144,860
Long-term investments	56,232	56,109	123	42,512
Long-term investments in affiliated Companies	88,010	78,577	9,433	72,690
Long-term prepaid expenses	2,858	3,017	△ 159	2,822
Deferred tax assets	22,787	23,796	△ 1,009	26,835
Allowance for doubtful accounts	△ 344	△ 344	—	—
Current assets	91,355	96,473	△ 5,118	96,351
Cash and bank deposits	4,408	6,501	△ 2,092	6,048
Acceptance receivable	13	3	9	2
Accounts receivable	43,004	51,244	△ 8,240	52,108
Accrued income	495	5,721	△ 5,226	1,349
Inventories	20,286	16,471	3,815	14,769
Prepaid expenses	3,966	1,228	2,738	3,770
Short-term loans to affiliated Companies	6,893	5,124	1,769	4,302
Deferred tax assets	1,692	3,801	△ 2,109	1,559
Other current assets	10,593	6,376	4,217	12,439
Total assets	1,895,961	1,888,333	7,627	1,938,261

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of June.30,2006	As of Mar. 31, 2006	Increase / decrease	As of June.30,2005
(Liabilities)				
Long-term liabilities	1,226,600	1,182,685	43,915	1,291,575
Bond	551,684	521,684	30,000	641,171
Long-term loans	641,246	625,039	16,207	608,323
Long-term accrued liabilities	960	961	△ 0	956
Accrued employee retirement benefits	23,122	25,089	△ 1,966	33,745
Other long-term liabilities	9,586	9,910	△ 324	7,379
Current liabilities	262,031	305,531	△ 43,500	269,174
Current portion of long-term debt and other	103,954	103,954	−	106,776
Short-term loans	−	23,000	△ 23,000	23,000
Commercial paper	100,000	111,000	△ 11,000	89,000
Accounts payable	4,767	3,495	1,271	4,605
Accrued accounts	1,686	4,254	△ 2,568	1,808
Accrued expenses	10,310	9,961	348	11,283
Income and other taxes payable	5,560	16,699	△ 11,139	10,774
Deposits received	1,692	229	1,463	1,772
Short-term debt to affiliated companies	32,800	30,099	2,701	18,844
Advances received	598	413	184	554
Other current liabilities	660	2,424	△ 1,763	753
Reserves under special laws	1,399	1,399	−	1,740
Reserve for fluctuation in water levels	1,399	1,399	−	1,740
Total liabilities	1,490,031	1,489,616	415	1,562,490
(Net Assets)				
Shareholders' equity	392,213	−	392,213	−
Common stock	152,449	−	152,449	−
Capital surplus	81,852	−	81,852	−
Additional paid-in capital	81,852	−	81,852	−
Retained earnings	157,944	−	157,944	−
Legal reserve	6,029	−	6,029	−
Other retained earnings	151,915	−	151,915	−
Reserve for loss from overseas investment, etc.	5	−	5	−
Reserve for special disaster	23	−	23	−
Exchange-fluctuation preparation reserve	1,960	−	1,960	−
General reserve	117,861	−	117,861	−
Retained earnings carried forward	32,065	−	32,065	−
Treasury stock	△ 33	−	△ 33	−
Valuation and translation adjustments	13,716	−	13,716	−
Unrealized gain on other securities	13,633	−	13,633	−
Deferred hedging gain or loss	82	−	82	−
Total net assets	405,929	−	405,929	−
(Shareholders' equity)				
Common stock	−	152,449	△ 152,449	152,449
Capital surplus	−	81,852	△ 81,852	81,852
Additional paid-in capital	−	81,852	△ 81,852	81,852
Retained earnings	−	150,819	△ 150,819	136,085
Legal reserve	−	6,029	△ 6,029	6,029
Voluntary reserve	−	94,897	△ 94,897	94,897
Reserve for loss from overseas investment, etc.	−	56	△ 56	56
Reserve for special disaster	−	19	△ 19	19
Exchange-fluctuation preparation reserve	−	1,960	△ 1,960	1,960
General reserve	−	92,861	△ 92,861	92,861
Unappropriated retained earnings at the end of the term	−	49,892	△ 49,892	35,158
Unrealized gain on securities	−	13,613	△ 13,613	5,386
Treasury stock	−	△ 17	17	△ 1
Total shareholders' equity	−	398,717	△ 398,717	375,770
Total Liabilities and Net Assets	1,895,961	1,888,333	7,627	1,938,261

(Note) Figures less than one million yen have been rounded off.

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Three months ended June.30,2006	Three months ended June.30,2005	Increase / decrease	Year ended Mar. 31, 2006
Ordinary revenues				
Operating revenues	119,684	134,012	△ 14,328	566,016
Electric power	118,602	133,008	△ 14,405	558,306
Electric power sales to other companies	103,735	116,557	△ 12,822	495,061
Transmission revenues	13,796	15,286	△ 1,490	58,255
Other electricity revenues	1,071	1,164	△ 93	4,989
Incidental business revenues	1,081	1,004	77	7,709
Consulting business	348	322	25	4,152
Coal sales business	601	628	△ 26	3,209
Other incidental business	131	53	78	347
Non-operating revenues	4,092	1,802	2,289	5,218
Financial revenues	3,048	1,585	1,463	3,327
Dividend income	2,818	1,391	1,427	2,521
Interest income	229	193	35	806
Non-business revenues	1,043	217	826	1,890
Gain on sale of fixed assets	2	19	△ 17	111
Other	1,041	197	843	1,779
Total ordinary revenues	123,776	135,815	△ 12,038	571,234
Ordinary expenses				
Operating expenses	100,763	107,243	△ 6,479	480,041
Electric power	99,703	106,281	△ 6,578	473,056
Hydroelectric power production expenses	13,674	14,238	△ 564	69,844
Thermal power production expenses	64,155	68,960	△ 4,804	308,191
Power purchased from other companies	62	—	62	81
Transmission expenses	6,927	7,216	△ 288	35,250
Transformation expenses	1,564	1,719	△ 155	6,737
Selling expenses	415	277	137	1,439
Communication expenses	1,473	1,122	350	5,655
General and administrative expenses	9,892	11,020	△ 1,128	38,571
Enterprise tax	1,537	1,726	△ 188	7,285
Incidental business expenses	1,060	961	98	6,985
Consulting business	307	257	49	3,568
Coal sales business	588	637	△ 48	2,998
Other incidental business	163	66	97	417
(Operating income)	(18,920)	(26,768)	(△ 7,848)	(85,974)
Non-operating expenses	5,418	6,331	△ 912	39,958
Financial expenses	5,365	6,248	△ 883	35,737
Interest expenses	5,241	6,043	△ 801	35,088
Amortization of stock issue expenses	—	—	—	10
Amortization of bond issue expenses	96	196	△ 100	590
Amortization of bond issue discount	27	9	18	49
Non-business expenses	53	82	△ 28	4,220
Loss on sale of fixed assets	0	0	△ 0	126
Other	53	82	△ 28	4,094
Total ordinary expenses	106,182	113,575	△ 7,392	520,000
Ordinary income	17,593	22,240	△ 4,646	51,234
(Provision for) reversal of reserve for fluctuation in water levels	—	△ 57	57	△ 399
Income before income taxes	17,593	22,297	△ 4,704	51,633
Income taxes - current	2,354	5,875	△ 3,520	20,143
Income taxes - deferred	3,060	1,938	1,122	△ 1,892
Net income	12,177	14,484	△ 2,306	33,382
Retained earnings brought from previous term	—	20,673	△ 20,673	20,673
Interim dividends	—	—	—	4,164
Unappropriated retained earnings	—	35,158	△ 35,158	49,892

(Note) Figures less than one million yen have been rounded off.

Non-Consolidated Statement of Changes in Sharehohders' Equity

(From April 1, 2006 to June 30, 2006) (Unit: millions of yen)

	Shareholders'equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March. 31, 2006	152,449	81,852	150,819	△ 17	385,103
Changes during the period					
Dividends on retained earnins	–	–	△ 4,996	–	△ 4,996
Bonuses to directors and cororate auditors	–	–	△ 55	–	△ 55
Net income	–	–	12,177	–	12,177
Acquisition of treasury stock	–	–	–	△ 16	△ 16
Changes in items other than shareholders' equity (net)	–	–	–	–	–
Total	–	–	7,125	△ 16	7,109
Balance at June. 30, 2006	152,449	81,852	157,944	△ 33	392,213

(Unit: millions of yen)

	Valuation and translation adjustments			Total Net Assets
	Unrealized gain on other securities	Deferred hedging gain or loss	Total valuation and translation adjustments	
Balance at March. 31, 2006	13,613	–	13,613	398,717
Changes during the period				
Dividends on retained earnins	–	–	–	△ 4,996
Bonuses to directors and cororate auditors	–	–	–	△ 55
Net income	–	–	–	12,177
Acquisition of treasury stock	–	–	–	△ 16
Changes in items other than shareholders' equity (net)	20	82	102	102
Total	20	82	102	7,212
Balance at June. 30, 2006	13,633	82	13,716	405,929

(Note) Figures less than one million yen have been rounded off.

[Appendix 1]

Revenues and Expenses (Non-Consolidated)

	Three months ended June.30,2006 (A)	Three months ended June.30,2005 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	119,684	134,012	△14,328	89.3	96.7	98.7
Electric power sales to other companies	103,735	116,557	△12,822	89.0	83.8	85.8
Hydro	33,578	34,964	△ 1,386	96.0	27.1	25.7
Thermal	70,157	81,593	△11,435	86.0	56.7	60.1
Transmission revenues	13,796	15,286	△ 1,490	90.3	11.1	11.3
Other electricity revenues	1,071	1,164	△ 93	92.0	0.9	0.9
Incidental business revenues	1,081	1,004	77	107.7	0.9	0.7
Non-operating revenues	4,092	1,802	2,289	227.0	3.3	1.3
Total	123,776	135,815	△12,038	91.1	100.0	100.0
Ordinary expenses						
Operating expenses	100,763	107,243	△ 6,479	94.0	94.9	94.4
Personnel expenses	7,461	7,700	△ 239	96.9	7.0	6.8
Fuel cost	24,786	29,759	△ 4,973	83.3	23.4	26.2
Repair expense	13,715	11,434	2,281	120.0	12.9	10.1
Taxes and duties	6,825	7,278	△ 452	93.8	6.4	6.4
Depreciation and amortization cost	29,085	32,548	△ 3,462	89.4	27.4	28.6
Other	17,828	17,560	268	101.5	16.8	15.5
Incidental business expenses	1,060	961	98	110.2	1.0	0.8
Non-operating expenses	5,418	6,331	△ 912	85.6	5.1	5.6
Financial expenses	5,365	6,248	△ 883	85.9	5.1	5.5
Other	53	82	△ 28	64.9	0.0	0.1
Total	106,182	113,575	△ 7,392	93.5	100.0	100.0
Ordinary income	17,593	22,240	△ 4,646	79.1		
(Provision for) reversal of reserve for fluctuation in water levels	-	△57	57	-		
Income before income taxes	17,593	22,297	△ 4,704	78.9		
Income taxes	5,415	7,813	△ 2,397	69.3		
current	2,354	5,875	△ 3,520	40.1		
deferred	3,060	1,938	1,122	157.9		
Net income	12,177	14,484	△ 2,306	84.1		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Three months ended June.30, 2006 (A)	Three months ended June.30, 2005 (B)	(A)-(B)
Hydroelectric	8,556	8,551	5
Thermal	7,824	7,824	—
Total	16,380	16,375	5

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Three months ended June.30, 2006 (A)		Three months ended June.30, 2005 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	3,675	33,578	2,480	34,964	1,195	△ 1,386
Thermal	8,206	70,157	11,004	81,593	△ 2,798	△11,435
Subtotal	11,881	103,735	13,484	116,557	△ 1,603	△12,822
Transmission	—	13,796	—	15,286	—	△ 1,490
Total	11,881	117,531	13,484	131,844	△ 1,603	△14,312

(3) Results of water supply rate (Units: %)

	Three months ended June.30, 2006 (A)	Three months ended June.30, 2005 (B)	(A)-(B)
Water supply rate	122	87	35

TRANSLATION: This is an English translation of the Japanese original, prepared only for the convenience of shareholders residing outside Japan, and does not include the notes to the financial statements. In the case of any discrepancy between the translation and the Japanese original, the Japanese original shall prevail.
Electric Power Development Co., Ltd. hereby disclaims all representations and warranties with respect to this translation, whether express or implied, including, without limitation, any representations or warranties with respect to accuracy, reliability or completeness of this translation. In no event shall Electric Power Development Co., Ltd. be liable for any damages of any kind or nature, including, without limitation, direct, indirect, special, punitive, consequential or incidental damages arising from or in connection with this translation.

Securities code: 9513

June 5, 2006

Dear Shareholders

15-1, Ginza 6-chome, Chuo-ku, Tokyo
Electric Power Development Co., Ltd.
Yoshihiko Nakagaki
President and Representative Director

Notice of Convocation of the 54th Ordinary General Meeting of Shareholders

We are pleased to notify you of the 54th Ordinary General Meeting of Shareholders as detailed below, and look forward to your attendance.

Even if you are unable to attend, you can still exercise your right to vote by mail or electronic means such as the Internet. Please kindly review the attached Reference Materials for the General Meeting of Shareholders and exercise your voting right according to the instructions in "Section 4. Instructions for Voting" by Tuesday, June 27, 2006, 5:30 p.m. (Japan Standard Time).

Sincerely,

Details

1. Date & Time: Wednesday, June 28, 2006, 10:00 a.m.

2. Place: 3-1 Shibakoen 3-chome, Minato-ku, Tokyo
Tokyo Prince Hotel

3. Agenda

Items to be Reported: Item 1: The Business Report, the Balance Sheet, and the Statement of Income for the 54th fiscal year (April 1, 2005-March 31, 2006)

Item 2: The Consolidated Balance Sheet and the Consolidated Statement of Income for the 54th fiscal year (April 1, 2005-March 31, 2006), in addition to the results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Auditors

Items to be Resolved

Item 1: Approval of the proposed appropriation of retained earnings for the 54th fiscal year

Item 2: Partial amendment to the Articles of Incorporation

Item 3: Election of thirteen (13) directors

Item 4: Election of three (3) auditors

Item 5: Payment of retirement benefit to the retiring directors and auditor as well as the final payment in connection with the abolishment of officer retirement benefit system

Item 6: Revision of amount of remuneration for directors and auditors

4. Instructions for voting

(1) Attendance at the General Meeting of Shareholders

If attending the meeting in person, please kindly submit your voting ballot form at the reception desk.

(2) Voting by proxy

If you cannot attend the meeting in person, you may have another shareholder with voting rights (or an employee if the shareholder is a company) attend the meeting as your proxy. Please submit written verification of proxy rights at the reception desk.

(3) Voting by mail

To exercise your right to vote by mail, please mark the enclosed voting ballot form indicating whether you are for or against each resolution, and return it to us by mail.

(4) Voting by electronic means

To exercise your vote over the Internet, please refer to "Procedures for Voting over the Internet" (Omitted in this translation) and exercise your vote.

Shareholders with access to the ICJ's Electric Voting Platform for institutional investors may vote using that platform.

(5) Duplicate voting

If duplicate votes are received through the mail and electronic means, the vote received electronically will be held as valid. If duplicate votes are received using the same means, the last vote received will be held as valid.

(6) Procedure for notifying shareholders of corrections to particulars in the Reference Materials for Shareholders

If circumstances should arise necessitating a correction to the Reference Materials for the General Meeting of Shareholders, financial statements, or consolidated financial statements attached to this notice, notification will be made at the Company's website (http://www.jpower.co.jp/english).

END

Attachments

BUSINESS REPORT (April 1, 2005 - March 31, 2006)

I. Operating Results

1. Overview of Operation

During the period under review, the fundamental direction of the Japanese economy was toward recovery. While there were areas of concern such as a substantial rise in the price of crude oil, improvements in corporate earnings, increased capital investment, and improved employment led to an expansion in individual consumption.

In this business environment, industrial demand for electric power in Japan increased compared to the previous fiscal year as a result of demand from large-load customers in key industries such as machinery. This reflected the underlying economic recovery. Consumer demand was also higher due to an increase in demand for heating in the record cold winter weather, despite a decline in air conditioning demand because of an overall decrease in summer temperatures. As a result, combined industrial and consumer electric power demand increased in fiscal 2005 over the previous fiscal year.

Under these circumstances, electricity sales volume for hydroelectric power decreased 23.2% to 8.6 billion kWh compared to the previous fiscal year, as rainfall in the Pacific Ocean side of Western Japan and Eastern Japan was sparse in spring and summer, causing low-water flow (streamflow decrease from 118% to 90%). Demand for thermal power was stable, rising 9.5% to 54 billion kWh over the previous fiscal year due to few periodic inspections stemming from an increase in the number of days of operation. As a result, total electricity sales volume increased 3.5% over the previous fiscal year to 62.6 billion kWh.

Operating revenues for electric power sales in this period grew 3.3% compared to the previous fiscal year to ¥558,306 million, reflecting the increase in the revenues of thermal power, despite the low-water flow for hydroelectric power and a decrease in revenues from the revision of hydroelectric power and transmission contracts rates that went into effect in October 2005. Operating revenues for incidental business rose 27.7% to ¥7,709 million due to an increase in the revenues of the consulting and coal sales business. As a result, the total operating revenue grew 3.5% to ¥566,016 million. Ordinary revenues, which include non-operating revenues such as financial revenues, rose 3.8% to ¥571,234 million.

On the other hand, operating expenses were affected by negative factors such as the rise in fuel costs from soaring coal prices and long operation hours for thermal power plants, as well as increased depreciation expenses arising from a change in the depreciation methods employed by some of our thermal power plants. However, these were partially mitigated by a large drop in personel expenses, reflecting an increase in the actual return on the company's retirement pension plans. As a result, operating expenses for electric power sales increased 6.8% compared to the previous fiscal year to ¥473,056 million. Total operating expenses including incidental business expenses rose 7.2% over the previous fiscal year to ¥480,041 million. Non-operating expenses fell 27.6% to ¥39,958 million due to a decline in interest expenses. Overall, ordinary expenses rose 3.3% to ¥520,000 million. As a result, ordinary income increased 8.1% compared to the previous fiscal year to ¥51,234 million, and after the reversal of reserve for fluctuation in water levels and deducting income taxes, the net profit was ¥33,382 million, an increase of 6.8% compared to the previous fiscal year.

2. Issues Facing the Company

The Company achieved the listing of its shares on the First Section of the Tokyo Stock Exchange during fiscal year 2004, and has since worked to strengthen its business foundations and expand its businesses with the goal of stable long-term growth.

In fiscal year 2005, competition in the electric power industry became increasingly intense, as the government expanded the scope of deregulation in the retail electricity supply, and the Japan Electric Power Exchange commenced operation.

The Company is taking the following initiatives in response to this business environment.

(1) Pursuing Stable Growth in the Domestic Electricity Business

In the wholesale electric power business, which is the main domain of the Company's business, we are working to increase earning power by rigorously improving the competitiveness of our existing operating facilities by reducing various costs, taking into account the changes occurring in the business environment. Under the Third Phase of the Restructuring Plan, initiated in fiscal year 2001, we undertook to overhaul management structure for the entire group, improve employee efficiency and reduce various costs, increase our financial strength, and achieve other objectives. In fiscal year 2005, we achieved the goals that we had set out to accomplish, and the plan was completed. In the future, we will continuously implement measures to reduce costs and increase our financial strength. At the same time, we will strive to improve management efficiency and pursue continued growth by increasing sales, with a focus on wholesaling electric power to electric power companies, and maintaining and improving the competitiveness of our existing power-generation facilities.

Regarding our new facilities, construction work began in fiscal year 2005 on the Isogo New No. 2 thermal power plant (located in Kanagawa Prefecture and scheduled to commence commercial operation in July 2009, with a capacity of 600,000 kW). In addition, we are currently undergoing government safety inspections to pave the way for the start of construction of the Oma nuclear power plant in 2006 (located in Aomori Prefecture and scheduled to commence commercial operation in March 2012, with a capacity of 1,383,000 kW). For these large-scale capital projects, we will strive to adhere to construction schedules and restrain construction costs, while striving to properly allocate cash flows and achieve appropriate financing.

In response to the deregulation of the electric power industry, the Company has engaged in the wholesale electricity supply business for electric power companies through IPPs (independent power producers) (three projects with a total capacity of 520,000 kW), as well as the wholesale electricity supply business for PPSs (power producers and suppliers) (three projects with a total capacity of 320,000 kW). In addition, the Company engages in transactions on wholesale electricity exchange markets, such as the Japan Electric Power Exchange, which commenced operation in fiscal year 2005.

(2) Steady Progress of Overseas Power Generation Business and New Businesses

In the Company's overseas power generation business, we are involved in fourteen IPP projects in five countries and regions centering on Asia, where there is projected high growth in demand for electric power. Twelve of these fourteen IPP projects are already in commercial operation (with a total capacity of 2,830,000 kW). We will continue to strive to make overseas power-generation business a second business domain of earnings, while implementing proper risk management.

As part of our efforts to develop new businesses, the Company has been working on the development of wind energy. We have at present eight wind power-generation plants in commercial operation and one under construction, which together provide a capacity of 210,000 kW. In our other businesses, in order to increase our corporate value through ensuring harmony between energy and the environment, we will aim to create new earnings bases by capitalizing on the Company's core competencies in business and technology that we have cultivated in Japan and overseas over the past half century.

(3) Response to Global Environmental Issues

As a company which owns a number of coal-fired thermal power plants, the Company is actively implementing a wide range of measures to address global warming issues. In the development of coal gasification technology, both to strengthen our competitive edge in our electric power businesses as well as to reduce CO2 emissions, we expect to complete a pilot test in fiscal year 2006, after which we will move towards commercialization of the technology. In addition to the Oma Nuclear Power Plant construction project, which will provide power without emitting CO2 during the power-generation process, we have embarked upon projects that involve power generation from wind and waste materials. We have also been pursuing initiatives overseas, such as the development of projects in anticipation of the emergence of flexible measures (such as JI, CDM and others)* that were adopted in the Kyoto Protocol.

The Company has established a "J-POWER Group Management Plan for Fiscal Year 2006" which outlines the goals and measures we are undertaking as described in sections (1) to (3) above. Based on this plan, the Company intends to work to continuously increase our corporate value by increasing our earnings power through rigorous measures to improve management efficiency and by developing businesses in areas with growth potential.
We would like to thank our shareholders for your continued support.

* The Joint Implementation (JI) is a mechanism that allows advanced countries to jointly implement projects to reduce emissions of, or remove carbon dioxide from the atmosphere and allows the investing countries to earn credits from the emission reductions to help achieve their numerical targets.
The Clean Development Mechanism (CDM) allows advanced and developing countries to jointly implement projects to reduce greenhouse gases in the developing country and allows the advanced country to earn credits for a portion of the reductions achieved.

3. Capital Investment

Total capital investment: ¥62,364 million

Major construction projects

	Power generation facilities	
Under construction	(Hydroelectric power) Tokuyama Power Plant	(153,000 kW)
Pre-construction	(Nuclear power) Oma Nuclear Power Plant	(1,383,000 kW)

4. Capital Raised

The company issued corporate bonds and made long-term borrowings as follows for purposes of capital investment and repayment of interest-bearing debt.

Type	Amount	Remarks
Corporate bonds	¥150,000 million	Domestic straight bonds
Long-term borrowings	¥130,400 million	
Total	¥280,400 million	

5. Trend in Operating Results and Assets

Item		51st term FY2002	52nd term FY2003	53rd term FY2004	54th term FY2005
Operating Income	(¥ million)	546,209	522,595	546,702	566,016
Ordinary Income	(¥ million)	27,275	33,522	47,415	51,234
Net Income	(¥ million)	17,121	21,718	31,266	33,382
Earnings per share	(¥ million)	241.69	240.25	224.89	200.08
Total Assets	(¥ million)	2,137,705	2,004,703	1,949,660	1,888,333
Shareholders' equity	(¥ million)	153,603	338,336	370,137	398,717

Notes: 1.During the 52nd term, on December 18, 2003, the Company increased capital through a third party allocation of 68,208,000 shares.

2.During the 54th term, on March 1, 2006, the Company split its stocks at 1.2 for each share of common stock.

3. Calculations done according to the "Accounting rule for shareholders' equity per share" (Business Accounting Rule Number 2) and the "Policy for applying the accounting rule for shareholders' equity per share" (Business Accounting Rule Application Policy Number 4).

II Company Overview (as of March 31, 2006)

1. Primary Business **Electric power business**

2. Shares

(1) Total number of shares authorized for issue: 660,000,000

(2) Total number of shares issued and outstanding: 166,569,600

Note: By a resolution of the Board of Directors on February 8, 2006, each share of common stock was split to 1.2 shares as of March 1, 2006. The Company's Articles of Incorporation were amended to reflect this split, and the total number of shares authorized to be issued was increased accordingly. This increased the total number of shares authorized to be issued by 110,000,000 to 660,000,000, and the total number of outstanding shares by 27,761,600 to 166,569,600.

(3) Number of shareholders: 43,948

(4) Major shareholders

Shareholder name	Number of shares held	Equity stake	Investment by the Company in shareholder	
			Number of shares held	Equity stake
	(thousands)	(%)	(thousands)	(%)
Goldman Sachs International	9,659	5.80	—	—
Japan Trustee Services Bank, Ltd. (Account in trust)	8,048	4.83	—	—
Goldman, Sachs & Co. Regular Account	7,825	4.70	—	—
Nippon Life Insurance Company	7,620	4.57	—	—
Mizuho Corporate Bank, Ltd.	7,579	4.55	—	—
UBS AG London Asia Equities	5,669	3.40	—	—
The Master Trust Bank of Japan, Ltd. (Account in Trust)	5,486	3.29	—	—
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,140	2.49	—	—
Daido Life Insurance Company	3,658	2.20	—	—
Deutsche Bank AG London 610	3,393	2.04	—	—

Note: 1.As of March 31, 2006, the Company held 10,000 shares of preferred stock in Mizuho Financial Group, the wholly owning parent company of Mizuho Corporate Bank, Ltd.
2.As of March 31,2006, the Company held 2,876,525 of common stocks (1.17% equity stake) of T&D Holdings Corporation, the wholly owning parent company of Daido Life Insurance Company.

3. Acquisition of Company shares for inclusion in treasury stock, and for disposal and holding of shares in treasury

(1) Shares acquired

Ordinary shares: 4,268

Acquisition cost: ¥15,683 thousand

(2) Shares disposed of:

None

(3) Shares cancelled:

None

(4) Shareholdings at closing:

Ordinary shares: 4,908

4. Employees

Number of employees (change from end of previous term)	Average age	Average years of service
2,132 (Down by 12)	38.6	18.1

5. The Company's Group

(1) Major subsidiaries

Company name	Capital (¥ million)	Equity stake (%)	Major businesses
Bay Side Energy Co., Ltd. (Tokyo)	2,400	100	Electric power supply
Green Power Kuzumaki Co., Ltd. (Iwate Prefecture)	490	100	Construction and operation of wind power plants
Green Power Setana Co., Ltd. (Hokkaido Prefecture)	100	100	Construction and operation of wind power plants
Dream-Up Tomamae Co., Ltd. (Hokkaido Prefecture)	10	100	Construction and operation of wind power plants
Green Power Aso Co., Ltd. (Kumamoto Prefecture)	490	81	Construction and operation of wind power plants
ITOIGAWA POWER Inc. (Niigata Prefecture)	1,006	80	Electric power supply
Nagasaki-Shikamachi Wind Power Co., Ltd. (Nagasaki Prefecture)	490	70	Construction and operation of wind power plants
Nikaho-kogen Wind Power Co., Ltd. (Akita Prefecture)	100	67	Construction and operation of wind power plants
J-Wind TAHARA., Ltd. (Aichi Prefecture)	245	66	Construction and operation of wind power plants
Ichihara Power Co., Ltd. (Chiba Prefecture)	490	60	Electric power supply
JPOWER GENEX CAPITAL Co., Ltd. (Tokyo)	100	100	Management of IPP projects
JPec Co., Ltd. (Tokyo)	500	100	Construction, technical development, design, consulting, maintenance and research for thermal and nuclear power plants; unloading and transporting of coal to thermal power plants; sale of flied ash; shipping of coal for thermal power plants; research, construction and maintenance for environmental engineering; research and planning of environmental conservation
JPHYTEC Co., Ltd. (Tokyo)	500	100	Construction, technical development, design, consulting, maintenance and research for hydroelectric power plants, substations and transmission lines; surveying and compensation of construction sites; civil engineering, construction management and construction services
Kaihatsu Denshi Gijutsu Co., Ltd. (Tokyo)	110	100	Construction and maintenance of electronic and communications facilities
EPDC CoalTech and Marine Co., Ltd. (Tokyo)	20	100 (100)	Marine transportation of ash and flied ash from thermal power plants
Kaihatsu Sekkei Consultant Co., Ltd. (Tokyo)	20	100	Design and construction management of electric power facilities; engineering and construction
J-POWER RESOURCES Co., Ltd. (Tokyo)	1,000	100	Research, exploration and development of, and investments in coal mines
J-POWER AUSTRALIA PTY.LTD. (Australia)	10 million A$	100 (100)	Investments in development projects of coal mines in Australia
JP Business Service Corporation (Tokyo)	450	100	Operation of welfare facilities; facility maintenance; business process outsourcing; development of computer software
J-Power Investment Netherlands B.V. (Netherlands)	68 million dollars	100	Management of overseas investments

Note: The equity stake values shown in parentheses are indirect holding ratios.

The total operating revenues for the major affiliated companies listed above was 270,751 million yen with a net income of 11,946 million yen for the period.

(2) Major affiliated companies

Company name	Capital	Equity stake (%)	Major businesses
Mihama Seaside Power Co., Ltd. (Chiba Prefecture)	490 million yen	50	Electric power supply
TOSA POWER Inc. (Kochi Prefecture)	2,755 million yen	45	Electric power supply
GENEX COMPANY,LIMITED (Kanagawa Prefecture)	2,800 million yen	40 (40)	Electric power supply
CBK Netherlands Holdings B.V. (Netherlands)	24 thousand dollars	50 (50)	Management of overseas investments
Gulf Electric Public Co. Ltd.. (Thailand)	6,054 million baht	49	Holding company for thermal power generation companies
TLP Cogeneration Co. Ltd.. (Thailand)	1,060 million baht	20	Electric power supply
Thaioil Power Co, Ltd. (Thailand)	2,810 million baht	19	Electric power supply
SEC HoldCo, S.A. (Spain)	121 thousand Euros	50 (50)	Operation of wind power generation facilities
Chiahui Power Corporation (Taiwan)	4,300 million NT$	40 (40)	Electric power supply
CBK Power Co, Ltd. (Philippines)	137 million dollars	— [100]	Operation of hydroelectric companies
Gulf Power Generation Co, Ltd. (Thailand)	1,850 million baht	— [100]	Electric power supply
Nong Khae Cogeneration Co, Ltd. (Thailand)	1,241 million baht	— [100]	Electric power supply
Samutprakarn Cogeneration Co, Ltd. (Thailand)	981 million baht	— [100]	Electric power supply
Gulf Cogeneration Co, Ltd. (Thailand)	850 million baht	— [100]	Electric power supply
Gulf Yala Green Co, Ltd. (Thailand)	444 million baht	— [98]	Construction and operation of bio-mass power plants
Independent Power (Thailand) Co, Ltd. (Thailand)	1,771 million baht	— [56]	Electric power supply

Note: The equity stake values shown in parentheses are indirect holding ratios, while those shown in brackets are the ratios held by closely-related parties or parties in agreement.

(3) Changes in corporate relationships

The Company has 20 major subsidiaries as listed above and 26 equity method affiliates including major affiliates listed above.

From the current fiscal year, as companies important in the Company's medium- to long-term management strategy, Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd. were included in the scope of consolidation. Mihama Seaside Power Co., Ltd., TOSA POWER Inc., TLP Cogeneration Co., Ltd., CBK Netherlands Holdings B.V., and CBK Power Co., Ltd and other 7 companies were also included in the affiliated companies accounted for under the equity method.

6. Major Lenders

Lender	Loan balance as of the end of the fiscal year	Shares of the Company held by lender	
		Number of shares held	Equity stake
	(¥ million)	(thousands)	(%)
Mizuho Corporate Bank, Ltd.	80,205	7,579	4.55
Nippon Life Insurance Company	73,600	7,620	4.57
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	68,612	4,140	2.49
Sumitomo Mitsui Banking Corporation	68,000	2,555	1.53
The Norinchukin Bank	55,600	2,061	1.24

7. Major Facilities

(1) Head Office (Chuo-ku, Tokyo)

(2) Branches: Hokkaido Branch (Sapporo City, Hokkaido Prefecture); Eastern Japan Branch (Kawagoe City, Saitama Prefecture); Central Japan Branch (Kasugai City, Aichi Prefecture); Western Japan Branch (Osaka City, Osaka Prefecture)

(3) Major Power Plants

a. Hydroelectric (100,000 kW or more)

Okutadami, Tagokura, Otori, Shimogo (Fukushima Prefecture); Okukiyotsu, Okukiyotsu #2 (Niigata Prefecture); Numappara (Tochigi Prefecture); Shintoyone (Aichi Prefecture); Sakuma (Shizuoka Prefecture); Miboro (Gifu Prefecture); Nagano (Fukui Prefecture); Tedorigawa #1 (Ishikawa Prefecture); Ikehara (Nara Prefecture); Sendaigawa #1 (Kagoshima Prefecture)

(45 plants with output less than 100,000 kW)

b. Thermal

Isogo (Kanagawa Prefecture); Takasago (Hyogo Prefecture); Takehara (Hiroshima Prefecture), Tachibanawan (Tokushima Prefecture); Matsuura, Matsushima (Nagasaki Prefecture); Ishikawa coal-thermal (Okinawa Prefecture), Onikobe Geothermal (Miyagi Prefecture)

8. Directors and Auditors

The position, name, and responsibilities of each director and auditor as of March 31, 2006, are as follows.

Position	Name	Responsibilities
President (Representative Director)	Yoshihiko Nakagaki	
Vice President (Representative Director)	Hisao Nakagami	Assistant to the president for businesses described below (Business Planning Dept., Technology Development Center, Power Sales Dept., Nuclear Power Dept., Business Development Dept.) Regional Operations (central and eastern regions)
Vice President (Representative Director)	Katsuhiko Miyashita	Assistant to the president for businesses described below (Power System Operation Dept., Hydropower & Transmission System Dept., Thermal Power Dept., Nuclear Power Dept. (matters under special assignment), International Activities Dept.) Regional Operations (western region)
Vice President (Representative Director)	Shinichiro Ota	Assistant to the president for businesses described below (Corporate Planning & Administration Dept., Accounting & Finance Dept., Engineering Dept.)
Vice President (Representative Director)	Kiyoshi Sawabe	Assistant to the president for businesses described below (Personnel & Employee Relations Dept., General Affairs Dept., Energy Business Dept.) Regional Operations (mid- region)
Managing Director	Akinobu Yasumoto	Business Development Dept. (matters under special assignment) Global Environmental Administration (matters under special assignment) Energy Business Dept. (matters under special assignment)
Managing Director	Masayoshi Kitamura	Corporate Planning & Administration Dept. Power Sales Dept. (matters under special assignment) Procurement Administration Environmental Administration Regional operations (mid-region and western region)
Managing Director	Masashi Hatano	Technology Development Center Thermal Power Dept. International Activities Dept. (matters under special assignment) Regional operations (eastern region)
Director	Akio Ushio	Accounting & Finance Dept.
Director	Yasuo Maeda	Oma Nuclear Power work preparatory to construction (matters under special assignment) International Activities Dept. (matters under special assignment) (also serving as Executive Officer and Engineering Dept. Director)
Director	Kanji Shimada	Power Sales Dept.
Director	Yoshihiko Sakanashi	Business Planning Dept. Energy Business Dept.
Standing Auditor	Masayuki Hori	(full-time)
Auditor	Takeshi Sone	(full-time)
Auditor	Yasuo Matsushita	

Notes: 1.Yasuo Matsushita is an outside Auditor as provided for in former Article 18, Paragraph 1 of "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations."

2.Shinichiro Ota was appointed as a new director at the 53rd Ordinary General Meeting of Shareholders on June 29, 2005 and was installed as Vice President and Representative Director that same day.

3.On June 29, 2005, Kiyoshi Sawabe was promoted from Managing Director to Vice President and Representative Director, and Masashi Hatano from Director to Managing Director.

4.Vice President and Representative Director Youki Kawata retired from the board on June 15, 2005.

9. Amounts Paid as Remuneration to Directors and Auditors

Category	Fixed remuneration		Director bonuses approved at the General Meeting of Shareholders	
	Number of officers	Amount paid	Number of officers	Amount paid
Directors	13	¥289 million	18	¥43 million
Auditors	3	¥49 million	3	¥6 million
Total	16	¥339 million	21	¥50 million

Notes: 1. The maximum remuneration as resolved at the General Meeting of Shareholders is as follows.

Directors: ¥481 million annually (resolution of the General Meeting of Shareholders dated June 29, 1992) (excluding portion paid as salary when director also serves as employee)

Auditors: ¥80 million annually (resolution of the General Meeting of Shareholders dated June 30, 1994)

2. The amounts paid in retirement benefits this term to retiring directors and an auditor in accordance with a resolution of the General Meeting of Shareholders are as follows.

Directors: 1 individual, ¥25 million

3. "Number of officers" includes the seven retired directors and one retired auditor for the reporting term.

4. In addition to the above, ¥8 million was paid in salaries to individuals concurrently serving as employees as well as directors.

10. Amounts Paid as Compensation to Accounting Auditor

	Payment amount
a. Total amount of compensation paid by the Company and its subsidiaries to auditing firms	¥81 million
b. Of the amount in a), total amount of compensation paid for audit verification duties as defined in Article 2, Paragraph 1 of the Certified Public Accountant Law	¥77 million
c. Of the amount in b), amount paid in compensation by the Company to auditing firm for services as accounting auditor	¥52 million

Note: Under the Company's contracts with the auditing said firms, amounts paid for auditing under former "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations" and auditing under the Securities Exchange Law are determined in lump-sum, and as such amounts cannot be distinguished in practice, the Company posts the total amount in c).

11. Important Corporate Matters Occurring After the End of the Fiscal Year

Equity injection and debt guarantee for the acquisition of an interest in the Tenaska Frontier Power Project

The Company has entered into agreements on April 4, 2006 for the acquisition of a 62% interest in a gas combined cycle power plant located in Houston, Texas from Tenaska Energy, Inc. and CES Acquisitions Corp. The acquisition will be made via the Company's wholly owned subsidiary, J-POWER North America Holdings Co., Ltd.

In order to purchase the above mentioned interest, the Company established J-POWER Frontier, L.P. and J-POWER Frontier GP, LLC in April, 2006 as wholly owned subsidiary entities held through J-POWER North America Holdings Co., Ltd. The Company has also made an equity injection of 78.5 million dollars (approximately 9,000 million yen) to J-POWER North America Holdings Co., Ltd. on April 28, 2006.

Prior to non-recourse loan financing for this project being finalized, a bridge loan agreement with a maximum facility amount of 195 million dollars (approximately 22,000 million yen) was concluded on May 1, 2006 by J-POWER Frontier Capital, L.P. (a wholly owned subsidiary established in April, 2006 under J-POWER North America Holdings Co., Ltd.). The Company has provided a parent company guarantee in respect of the whole of the liabilities related to this agreement.

The Tenaska Frontier Generating Station with 3 gas turbines and 1 steam turbine has a Power Purchase Agreement to sell its entire 830-megawatt output to Exelon Generation Company, LLC until September, 2020.

NON-CONSOLIDATED BALANCE SHEET

As of March 31, 2006 (Unit: millions of yen)

(Assets)	
Fixed Assets	1,791,860
Power plants	1,428,485
Hydroelectric power production facilities	475,920
Thermal power production facilities	619,059
Transmission facilities	261,139
Transformation facilities	39,744
Communication facilities	9,919
General facilities	22,701
Incidental business-related property, plant & equipment	493
Non-operating property, plant & equipment	917
Construction in progress	200,807
Investments and other assets	161,155
Long-term investments	56,109
Long-term investments in affiliated companies	78,577
Long-term prepaid expenses	3,017
Deferred tax assets	23,796
Allowance for doubtful accounts	(344)
Current assets	96,473
Cash and bank deposits	6,501
Acceptance receivable	3
Accounts receivable	51,244
Accrued income	5,721
Inventories	16,471
Prepaid expenses	1,228
Short-term loans to affiliated companies	5,124
Deferred tax assets	3,801
Other current assets	6,376
Total assets	1,888,333

As of March 31, 2006 (Unit: millions of yen)

(Liabilities)	
Long-term liabilities	1,182,685
Bond	521,684
Long-term loans	625,039
Long-term accrued liabilities	961
Accrued employee retirement benefits	25,089
Other long-term liabilities	9,910
Current liabilities	305,531
Current portion of long-term debt and other	103,954
Short-term loans	23,000
Commercial paper	111,000
Accounts payable	3,495
Accrued accounts	4,254
Accrued expenses	9,961
Income and other taxes payable	16,699
Deposits received	229
Short-term debt to affiliated companies	30,099
Advances received	413
Other current liabilities	2,424
Reserves under special laws	1,399
Reserve for fluctuation in water levels	1,399
Total liabilities	1,489,616
(Shareholders' equity)	
Common stock	152,449
Capital surplus	81,852
Additional paid-in capital	81,852
Retained earnings	150,819
Legal reserve	6,029
Voluntary reserve	94,897
Reserve for loss from overseas investment, etc.	56
Reserve for special disaster	19
Exchange-fluctuation preparation reserve	1,960
General reserve	92,861
Unappropriated retained earnings at the end of the term	49,892
Unrealized gain on securities	13,613
Treasury stock	(17)
Total shareholders' equity	398,717
Total Liabilities and Shareholders' Equity	1,888,333

NON-CONSOLIDATED STATEMENTS OF INCOME

Year ended March 31, 2006 (Unit: millions of yen)

Ordinary revenues	
Operating revenues	566,016
Electric power	558,306
Electric power sales to other companies	495,061
Transmission revenues	58,255
Other electricity revenues	4,989
Incidental business revenues	7,709
Consulting business	4,152
Coal sales business	3,209
Other incidental business	347
Non-operating revenues	5,218
Financial revenues	3,327
Dividend income	2,521
Interest income	806
Non-business revenues	1,890
Gain on sale of fixed assets	111
Other	1,779
Total ordinary revenues	571,234
Ordinary expenses	
Operating expenses	480,041
Electric power	473,056
Hydroelectric power production expenses	69,844
Thermal power production expenses	308,191
Power purchased from other companies	81
Transmission expenses	35,250
Transformation expenses	6,737
Selling expenses	1,439
Communication expenses	5,655
General and administrative expenses	38,571
Enterprise tax	7,285
Incidental business expenses	6,985
Consulting business	3,568
Coal sales business	2,998
Other incidental business	417
(Operating income)	85,974
Non-operating expenses	39,958
Financial expenses	35,737
Interest expenses	35,088
Amortization of stock issue expenses	10
Amortization of bond issue expenses	590
Amortization of bond issue discount	49
Non-business expenses	4,220
Loss on sale of fixed assets	126
Other	4,094
Total ordinary expenses	520,000
Ordinary income	51,234
(Provision for) reversal of reserve for fluctuation in water levels	(399)
Income before income taxes	51,633
Income taxes – current	20,143
Income taxes – deferred	(1,892)
Net income	33,382
Retained earnings brought from previous term	20,673
Interim dividends	4,164
Unappropriated retained earnings	49,892

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Year ended March 31, 2006 (Unit: yen)

Retained earnings	49,892,733,675
Transfer from the reserve for losses on overseas investment	50,917,069
Total	49,943,650,744
Approriations shall be made as follows	
Dividends	4,996,940,760 (¥30 per share)
Bonuses to directors and auditors	55,200,000
(to auditors)	(7,400,000)
Transfer to the reserve for overseas investment	1,177,776
Reserve for special disasters	4,180,480
General reserve	25,000,000,000
Balance to be carried forward	19,886,151,728

Note: The company paid an interim dividend of ¥4,164 million (¥30 per share) on December 1, 2005.

The Audit Report of the Accounting Auditor

Independent Auditor's Report

The Board of Directors
Electric Power Development Co., Ltd.

May 15, 2006

Ernst & Young Shin Nihon

Nobutaka Motohashi (seal)
Designated and Engagement Partner Certified Public Accountant

Satoshi Tamai (seal)
Designated and Engagement Partner Certified Public Accountant

In accordance with Article 2 (1) of "The Law for Special Provisions in the Commercial Code concerning Audits, etc. of Joint Stock Corporations," we have audited the financial statements. That is to say, we have audited the balance sheet, the statement of income, the business report (limited to matters related to accounting), the proposal for appropriation of retained earnings, and the supplementary schedules (limited to matters related to accounting) of Electric Power Development Co., Ltd. applicable to the 54th fiscal year from April 1, 2005 to March 31, 2006. The accounting matters audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company and its subsidiaries. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary schedules.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, our opinions are as follows:

(1) The balance sheet and statement of income present properly the assets and profits and losses of the

Company in accordance with the related regulations and the Articles of Incorporation.

As indicated in balance sheet (Note) 1., beginning in the fiscal year under review, the company has changed its depreciation method for the buildings and structures (excluding pollution control machinery and equipment) of the Matsuura thermal power plant and the Tachibanawan thermal power plant from the straight-line method to the fixed percentage on reducing balance method. This change allows the company to respond to changes in its business environment, unifying the depreciation methods of its administrative accounting, which regards its thermal electric power business as a whole, and its financial accounting for individual power-generating assets. The aim of this is to enhance the efficiency of operations, and we see it as appropriate.

(2) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

(3) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

(4) there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

Important corporate matters occurring after closing noted in the business reports may have an important influence on the Company's assets or earnings after the term under review.

Between the Company and Ernst & Young Shin Nihon there exist no interests that should be disclosed in compliance with the Certified Public Accountants Law.

We, as an accounting auditor, continue to undertake actions under Article 2, Paragraph 2 of the Certified Public Accountants Law allowing the Audit Certificate to be submitted simultaneously to the Company.

End

The Audit Report of Board of Auditors

Auditors' Report

Having received the reports of each of the Auditors on the methods and results of the audit in regard to the performance of duties by the Directors of Electric Power Development Co., Ltd. (the "Company") for the 54th fiscal year (from April 1, 2005 to March 31, 2006), the Board of Auditors of the Company has deliberated upon and prepared this audit report as follows:

1. Outline of the auditing methods used by the Auditors

Each Auditor, according to, inter alia, the audit standards, the audit policy and the audit plan set up by the Board of Auditors, has attended meetings of the Board of Directors and other meetings as deemed important. In addition, each Auditor has received from Members of the Board of Directors, etc. reports on the execution of their duties, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and principal operating offices.

As for the subsidiaries of the Company, we examined their business and financial conditions, having received explanations from Members of the Board of Directors, etc., as well as having asked the subsidiaries for reports on their business conditions.

In addition, we received reports and explanations from the Accounting Auditor on their audit and examined the statutory report and the supplementary schedules.

With respect to the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits furnished by the Company other than compensation, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we have examined these matters by such methods as requesting for reports from the directors, etc. as needed in order to conduct a full investigation, in addition to the auditing methods mentioned above.

2. Results of the audit

(1) We confirm that the auditing methods and results made by Ernst & Young Shin Nihon, the accounting auditor, are appropriate.

(2) We confirm that the business report accurately describes the situation of the Company in accordance with all relevant laws and regulations and the Articles of Incorporation.

(3) With respect to the proposed appropriation of retained earnings, we confirm that there is no matter that should be disclosed in light of the state of the Company's assets or other circumstances.

(4) The supplementary schedules present fairly the information required, and we confirm that there is no other matter to be disclosed.

(5) With respect to the performance of the Members of the Board of Directors' duties, including those associated with the Company's subsidiaries, we confirm that there has been no improper act committed, nor important violation of applicable laws and regulations or the Articles of Incorporation.

In addition, with respect to the competitive transactions of the Members of the Board of Directors,

conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits furnished by the Company other than compensation, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we confirm that there has been no breach in the duties of the Members of the Board of Directors.

May 18, 2006
The Board of Auditors
Electric Power Development Co., Ltd.

Masayuki Hori (seal)
Standing Auditor (Full-time)

Takeshi Sone (seal)
Auditor (Full-time)

Yasuo Matsushita (seal)
Auditor

Note: Yasuo Matsushita is an outside Auditor as provided for in Article 18, Paragraph 1 of "the Law for Special Provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations."

CONSOLIDATED BALANCE SHEET

As of March 31, 2006 (Unit: millions of yen)

(Assets)	
Fixed Assets	1,827,868
Power plants	1,438,443
Hydroelectric power production facilities	481,068
Thermal power production facilities	613,349
Internal combustion power generation facilities	16,931
Transmission facilities	257,253
Transformation facilities	38,605
Communication facilities	9,170
General facilities	22,065
Other property, plant & equipment	28,336
Construction in progress	199,524
Investments and other assets	161,564
Long-term investments	114,600
Deferred tax assets	42,944
Other investments	4,018
Allowance for doubtful accounts	(0)
Current assets	136,798
Cash and bank deposits	28,961
Notes and accounts receivable	56,484
Short-term investments	1,556
Inventories	18,160
Deferred tax assets	5,635
Other current assets	25,999
Total assets	1,964,667

As of March 31, 2006 (Unit: millions of yen)

(Liabilities, Minority Interests and Shareholders' Equity)	
Long-term liabilities	1,215,033
Bond	521,684
Long-term loans	644,340
Accrued employee retirement benefits	36,233
Other allowances	417
Deferred tax liabilities	602
Other long-term liabilities	11,756
Current liabilities	313,999
Current portion of long-term debt and other	106,772
Short-term loans	24,436
Commercial paper	111,000
Notes and accounts payable	9,936
Income and other taxes payable	20,867
Other allowances	273
Deferred tax liabilities	0
Other current liabilities	40,713
Reserves under special laws	1,399
Reserve for fluctuation in water levels	1,399
Total liabilities	1,530,432
Minority interests	1,206
(Shareholders' equity)	
Common stock	152,449
Capital surplus	81,849
Retained earnings	182,760
Unrealized gain on other securities	14,050
Foreign currency translation adjustments	1,935
Treasury stock	(17)
Total shareholders' equity	433,028
Total Liabilities, Minority Interests and Shareholders' Equity	1,964,667

CONSOLIDATED STATEMENTS OF INCOME

Year ended March 31, 2006 (Unit: millions of yen)

(Revenues)	
Operating revenues	621,933
Electric power	573,198
Other	48,734
Non-operating revenues	7,620
Dividend income	1,937
Interest income	711
Equity income of affiliates	2,042
Other	2,928
Total Ordinary Revenues	629,553
(Expenses)	
Operating expenses	520,464
Electric power	469,720
Other	50,744
(Operating income)	101,469
Non-operating expenses	41,182
Interest expenses	35,732
Other	5,449
Total Ordinary Expenses	561,646
Ordinary income	67,906
(Provision for) reversal of reserve for fluctuation in water levels	(399)
Income before income taxes and minority interests	68,305
Income taxes - current	26,151
Income taxes - deferred	(1,488)
Minority interests or losses	65
Net income	43,577

Accounting Auditor's Report Regarding the Company's Consolidated Financial Statements

Independent Auditor's Report

The Board of Directors
Electric Power Development Co., Ltd.

May 15, 2006

Ernst & Young Shin Nihon

Nobutaka Motohashi (seal)
Designated and Engagement Partner Certified Public Accountant

Satoshi Tamai (seal)
Designated and Engagement Partner Certified Public Accountant

In accordance with Article 19-2(3) of "The Law for special provisions for the Commercial Code concerning Audits, etc. of Joint Stock Corporations," we have audited the consolidated balance sheet and the consolidated statement of income of Electric Power Development Co., Ltd. to the 54th fiscal year from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated balance sheet and the consolidated statement of income present properly the consolidated financial position of the Company and consolidated subsidiaries and the consolidated results of their operations in accordance with the related regulations and the Articles of Incorporation.

As stated in "Change of Accounting Policies," starting with the fiscal year under review, the Company has changed its depreciation method for the buildings, other structures and machinery (excluding pollution control

equipment) used at the Matsuura thermoelectric power plant and the Tachibanawan thermoelectric power plant from the straight line method to the fixed percentage on reducing balance method. This change allows the company to respond to changes in its business environment, unifying the depreciation methods of its administrative accounting, which regards its thermoelectric power business as a whole, and its financial accounting for individual power-generating assets. The aim of this is to enhance the efficiency of operations, and we see it as appropriate.

Subsequent events noted in the business reports may have an important influence on the Company's assets or earnings after the term under review.

Between the Company and Ernst & Young Shin Nihon, there exist no interests that should be disclosed in compliance with the Certified Public Accountants Law.

We, as an accounting auditor, continue to undertake actions under Article 2, Paragraph 2 of the Certified Public Accountants Law allowing the Audit Certificate to be submitted simultaneously to the Company.

END

Board of Auditors' Report Regarding the Company's Consolidated Financial Statements

Board of Auditors' Report
(consolidated)

Having received the reports of each of the Auditors on the methods and results of the audit in regard to the Consolidated Financial Statements (the consolidated balance sheet and the consolidated statement of income) of Electric Power Development Co., Ltd. (the "Company") for the 54th fiscal year from April 1, 2005 to March 31, 2006, the Board of Auditors of the Company has deliberated upon and prepared this audit report, as follows:

1. Outline of the auditing methods used by the Auditors

Each Auditor audited the Consolidated Financial Statements, having received reports and briefings from the Directors and the auditors, in accordance with, inter alia, the audit standards, the audit policy and the audit plan established by the Board of Auditors.

2. Results of the audit

We confirm that the auditing methods and results made by Ernst & Young Shin Nihon, the accounting auditor, are appropriate.

May 18, 2006

Board of Auditors
Electric Power Development Co.

Masayuki Hori (seal)
Standing Auditor (Full-time)

Takeshi Sone (seal)
Auditor (Full-time)

Yasuo Matsushita (seal)
Auditor

Note: Yasuo Matsushita is an outside Auditor as provided for in Article 18, Paragraph 1 of "the Law for special provisions for the Commercial Code concerning Audit, etc. of Joint Stock Corporations."

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

Items to be resolved and references

Item 1: Approval of the proposed appropriation of retained earnings for the 54th fiscal year

Details of this item can be found in the attached 54th fiscal year report (page 17).

Recognizing that it is necessary to continue to increase our financial strength, the Company, while adhering to a basic policy of reducing interest-bearing liabilities through enhancing our retained earnings, will allocate our internal reserves appropriately to new investments in businesses for the growth of the company.

With respect to returning profits to our shareholders, we will place our highest priority on the continued payment of stable dividends, while taking into account the results of our efforts to increase profits in the medium- to long-term.

The year-end dividend for the fiscal year ending on March 31, 2006 is based on the above policy, and with concern for the outlook of future earnings, our financial position, and the size of investments, we propose a per-share dividend of 30 yen.

The annual dividend including the interim dividend will therefore be 60 yen per share, the same amount as the annual dividend for the previous fiscal year. However, due the March 1, 2006, 1:1.2 share split, this represents a substantial increase of 6 yen per share when compared to the dividend before the split.

The bonus for directors takes into account factors such as performance for the current term, and we propose a total amount of 47,800,000 yen for the twelve (12) directors at the end of the fiscal year ending on March 31, 2006 and the one (1) director retired mid-term. In addition, we propose paying a bonus of 7,400,000 yen for the two (2) auditors at the end of the fiscal year ending on March 31, 2006, excluding the outside auditors. The total amount of bonus for directors and auditors mentioned above will be 55,200,000 yen.

Item 2: Partial amendment of the Articles of Incorporation

1. Reasons for the Amendments

(1) To clarify the management responsibilities of the Directors and to build a management framework which can quickly respond to changes in the environment, it is proposed that the term of Directors be shortened from two years to one year by making the required changes (Article 20 of the Articles of Incorporation after amendment).

(2) To further strengthen the auditing system and promote thoroughness in auditing operations, it is proposed that the number of auditors be changed from "no more than four (4)" to "no more than five (5)." (Article 25 of the Articles of Incorporation after amendment)

(3) The following changes are to be made in line with the Corporation Law (Law No. 86, 2005) which went into effect on May 1, 2006:

a. To clarify matters where there are deemed to be provisions in the Articles of Incorporation pursuant to the Law Concerning the Coordination, Etc. of Laws Relating to the Enforcement of the Corporation Law (Law No. 87 of 2005), it is proposed that the Company add provisions stating that the Company appoints a Board of Directors, Auditors, a Board of Auditors and Accounting Auditor(s) and provisions stating that the Company issues share certificates for its shares (Article 4 and 7 of the

Articles of Incorporation after amendment).

b. To further promote the disclosure of reference materials relating to the General Meeting of Shareholders and other documents, it is proposed that the Company add a provision stating that such information is deemed to have been provided to shareholders when such reference materials for the General Meeting of Shareholders are provided via the Internet at the time of convocation of the General Meeting of Shareholders (Article 15 of the Articles of Incorporation after amendment).

c. A new provision stating that the Company can enter into liability limitation agreements with outside auditors so that the Company will be able to recruit personnel who will be valuable to the Company is to be added (Article 31, Paragraph 2 of the Articles of Incorporation after amendment).

d. In addition to the above, changes are to be made to amend wording, references and quotations, delete provisions, and make other required adjustments in line with the enactment of the Corporation Law.

2. Details of the Amendments

(Portions to be amended are underlined. Please note that some of the amendments are the matter of Japanese terminology and not reflected in this translation. Such portion is marked with asterisk (*).)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
CHAPTER I **GENERAL PROVISIONS**	**CHAPTER I** **GENERAL PROVISIONS**	
(Trade name) **Article 1.** The name of the Company shall be DENGEN KAIHATSU KABUSHIKI KAISHA and its English name shall be ELECTRIC POWER DEVELOPMENT CO., LTD.	(Trade name) **Article 1.** (Unchanged)	
(Purposes) **Article 2.** The purposes of the Company shall be to undertake the following businesses in Japan and abroad: ((1)-(13) Omitted)	(Purposes) **Article 2.** (Unchanged)	
(Head office) **Article 3.** The head office of the Company shall be located in Chuo-ku, Tokyo.	(Head office) **Article 3.** (Unchanged)	
(Newly established)	<u>(Governing bodies)</u> <u>**Article 4.** In addition to the General Meeting of Shareholders and the Directors, the Company shall appoint the following governing bodies:</u> <u>(1) Board of Directors</u> <u>(2) Auditors</u> <u>(3) Board of Auditors</u> <u>(4) Accounting Auditor(s)</u>	This is to be added as clarification of matters deemed to be provided for in the Articles of Incorporation.
(Public notice) **Article <u>4</u>.** Public notices of the Company shall appear in the *Nihon Keizai Shimbun*.	(<u>Method of</u> public notice) **Article <u>5</u>.** (Unchanged)	Changes are to be made to amend wording in line with the enactment of the Corporation Law.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
CHAPTER II **SHARES**	**CHAPTER II** **SHARES**	
(Total number of shares) **Article 5.** The total number of shares authorized to be issued shall be six hundred and sixty million (660,000,000) shares.	(Total number of shares) **Article 6.** The total number of shares authorized to be issued shall be six hundred and sixty million (660,000,000) shares.*	
(Newly established)	(Issuance of share certificates) **Article 7.** The Company shall issue share certificates for its shares.	This is to be added as clarification of a matter deemed to be provided for in the Articles of Incorporation.
(Acquisition by the Company of its own shares) **Article 6.** The Company may purchase its own shares by resolution of the Board of Directors pursuant to the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code.	(Acquisition by the Company of its own shares) **Article 8.** The Company may acquire its own shares through market transactions and other applicable methods by resolution of the Board of Directors pursuant to the provisions of Article 165, paragraph 2 of the Corporation Law.	Changes are to be made to amend wording and citations in the text in line with the enactment of the Corporation Law.
(Number of shares constituting one unit) **Article 7.** The number of shares constituting one unit of shares of the Company shall be one hundred (100). 2. The Company shall not issue any share certificates representing shares constituting less than one unit (hereinafter, "Shares Constituting Less than One Unit"); provided, however, that the foregoing shall not apply with regard to matters provided for in the Share Handling Regulations.	(Number of shares constituting one unit) **Article 9.** The number of shares constituting one unit of shares of the Company shall be one hundred (100).* 2. Provisions of Article 7 notwithstanding, the Company shall not issue share certificates representing Shares Constituting Less than One Unit; provided, however, that the foregoing shall not apply with regard to matters provided for in the Share Handling Regulations.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Share Handling Regulations) **Article 8.** The kinds of share certificates to be issued by the Company and registration of transfer of shares, purchase of Shares Constituting Less than One Unit and other handling and fees pertaining to shares, other than as provided by law or regulation or the Articles of Incorporation, shall be governed by the Share Handling Regulations set forth by the Board of Directors.	(Share Handling Regulations) **Article 10.** The kinds of share certificates to be issued by the Company, changes in the details of shareholders recorded in the register of shareholders including the names of shareholders, etc. (hereinafter, "shareholders" includes beneficial shareholders recorded or set forth in the register of beneficial shareholders), purchase of Shares Constituting Less than One Unit and other handling and fees pertaining to shares, other than as provided by law or regulation or the Articles of Incorporation, shall be governed by the Share Handling Regulations set forth by the Board of Directors.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Record date) Article 9. The Company shall deem the shareholder (hereinafter, including a beneficial shareholder) having voting rights as recorded or set forth in the register of shareholders (hereinafter, including the register of beneficial shareholders) at the closing thereof on March 31 of each year to be the shareholder entitled to exercise voting rights at the Ordinary General Meeting of Shareholders for such accounting period. 2. Other than as provided in the preceding paragraph, whenever necessary, an extraordinary record date may be set by resolution of the Board of Directors with public notice thereof to be given in advance of such record date.	(Deleted)	In line with the enactment of the Corporation Law, provisions which affirm matters already established by law are to be deleted. In addition, provision for the record date of the Ordinary General Meeting of Shareholders is to be moved to Chapter III.
(Transfer agent) Article 10. The Company shall appoint a transfer agent with respect to the shares issued by the Company. 2. The transfer agent and its share handling office shall be designated by resolution of the Board of Directors. 3. The register of shareholders of the Company and the register of lost share certificates of the Company shall be kept at the share handling office of the transfer agent and the registration of transfer of shares, purchase of Shares Constituting Less than One Unit and other matters relating to shares shall be handled by the transfer agent and not by the Company.	(Shareholders' Register Administrator) Article 11. The Company shall appoint a Shareholders' Register Administrator. (Deleted) (Deleted)	Changes are to be made to amend wording and to delete provisions which affirm matters already established by law in line with the enactment of the Corporation Law.
CHAPTER III **GENERAL MEETING OF SHAREHOLDERS**	**CHAPTER III** **GENERAL MEETING OF SHAREHOLDERS**	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Convocation of General Meeting of Shareholders) **Article 11.** The Ordinary General Meeting of Shareholders of the Company shall be convened in the month of June each year, and an Extraordinary General Meeting of Shareholders may be convened whenever necessary, by the President in accordance with resolution of the Board of Directors. 2. In the event the President is unable to act, one of the other Directors shall act in his stead in the order predetermined by the Board of Directors. 3. The General Meeting of Shareholders shall be convened in any of the Wards of Tokyo.	(Convocation of General Meeting of Shareholders) **Article 12.** (Unchanged)	
(Newly established)	(Record date of Ordinary General Meeting of Shareholders) **Article 13.** The record date for voting rights at the Ordinary General Meeting of shareholders of the Company shall be March 31 each year.	Contents of this Article are to be moved here from Article 9 in the current Articles of Incorporation.
(Chairman of General Meeting of Shareholders) **Article 12.** The President shall act as chairman of the General Meeting of Shareholders. 2. In the event the President is unable to act, one of the other Directors shall act in his stead in the order predetermined by the Board of Directors.	(Chairman of General Meeting of Shareholders) **Article 14.** (Unchanged)	
(Newly established)	(Disclosure of reference materials, etc. for General Meeting of Shareholders via the Internet and deemed as provided) **Article 15.** At the time of convocation of the General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information that should be contained or presented in statutory documents including reference materials for the General Meeting of Shareholders, business reports, and non-consolidated and consolidated financial reports when it is disclosed via the Internet in accordance with the Ministry of Justice Ordinance.	To further promote the disclosure of reference materials relating to the General Meeting of Shareholders and other documents, this new provision is to be added.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Resolutions of General Meeting of Shareholders) **Article 13.** Except as otherwise provided by law or regulation or by the Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of shareholders present thereat.	(Resolutions of General Meeting of Shareholders) **Article 16.** Except as otherwise provided by law or regulation or by the Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of shareholders entitled to exercise voting rights present thereat.	Changes are to be made to amend wording and citations in the text in line with the enactment of the Corporation Law.
2. Any special resolution under Article 343 of the Commercial Code shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the total number of voting rights of all shareholders and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.	2. Any resolution under Article 309, paragraph 2 of the Corporation Law shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the total number of voting rights of all shareholders entitled to exercise voting rights and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.	
(Exercise of voting rights by proxy) **Article 14.** A shareholder may exercise his/her voting right by a proxy who is another shareholder of the Company entitled to vote; provided, however, that in the event a legal entity is a shareholder of the Company, an employee thereof may exercise voting rights as proxy for such legal entity.	(Exercise of voting rights by proxy) **Article 17.** A shareholder may exercise his/her voting right by one (1) proxy who is another shareholder of the Company entitled to vote; provided, however, that in the event a legal entity is a shareholder of the Company, one (1) employee thereof may exercise voting rights as proxy for such legal entity.	The number of proxies is to be established in line with the enactment of the Corporation Law.
2. In the case of the preceding paragraph, such shareholder or the proxy thereof shall submit a document evidencing such proxy's authority to the Company at each General Meeting of Shareholders.	2. In the case of the preceding paragraph, such shareholder or the proxy thereof shall submit a document evidencing such proxy's authority to the Company at each General Meeting of Shareholders.*	
CHAPTER IV **DIRECTORS, BOARD OF DIRECTORS, ETC.**	**CHAPTER IV** **DIRECTORS, BOARD OF DIRECTORS**	
(Number of Directors) **Article 15.** The Company shall have no more than thirteen (13) Directors.	(Number of Directors) **Article 18.** (Unchanged)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Resolutions for election of Directors) **Article 16.** The Directors shall be elected at a General Meeting of Shareholders. 2. Resolutions for election of Directors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders and shall be adopted by a majority of the voting rights represented thereat. 3. Resolutions for election of Directors shall not be adopted by cumulative voting.	(Resolutions for election of Directors) **Article 19.** (Unchanged) 2. Resolutions for election of Directors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise voting rights and shall be adopted by a majority of the voting rights represented thereat. 3. (Unchanged)	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Term of office of Directors) **Article 17.** The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within two years after such Director assumed office. 2. The term of any Director elected to fill a vacancy or to increase the number of members of the Board of Directors shall expire when the term of office of the other Directors in office shall expire.	(Term of office of Directors) **Article 20.** The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within one year after such Director elected to office. (Deleted)	To clarify the management responsibilities of the Directors and to build a management framework which can quickly respond to changes in the environment, it is proposed that the term of Directors be shortened from two years to one year by making the required changes, including the deletion of the provision for adjusting the term of Directors. Changes are also to be made to amend wording in line with the enactment of the Corporation Law.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Representative Directors; Directors with managerial positions) Article 18. The Company shall have one President, and one or more Vice Presidents and Managing Directors as needed, who shall be elected from among the Directors by resolution of the Board of Directors. 2. The President shall represent the Company. 3. In addition to the President, one or more Directors representing the Company may be elected by resolution of the Board of Directors. 4. The President shall preside over the affairs of the Company in accordance with resolution of the Board of Directors. 5. In the event the President is unable to act or the office of the President is vacant, one of the other Directors shall act as the President's proxy or in his stead in the order predetermined by the Board of Directors.	(Representative Directors; Directors with managerial positions) Article 21. The Company shall have one President, and one or more Vice Presidents and Managing Directors as needed, who shall be selected from among the Directors by resolution of the Board of Directors. 2. (Unchanged) 3. In addition to the President, one or more Directors representing the Company may be selected by resolution of the Board of Directors. 4. (Unchanged) 5. (Unchanged)	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Meeting of the Board of Directors) Article 19. A meeting of the Board of Directors shall be convened by the President who shall act as Chairman. 2. In the event the President is unable to act, the meeting of the Board of Directors shall be convened by one of the other Directors in the order predetermined by the Board of Directors, and such Director shall act as Chairman. 3. A meeting of the Board of Directors shall be convened by dispatching notice thereof to the respective Directors and Auditors not later than two days prior to the date on which such meeting is to be held; provided, however, that the above term may be shortened in the event of an emergency. 4. Other matters pertaining to the meetings of the Board of Directors shall be governed by the Regulations of the Board of Directors as established by the Board of Directors.	(Meeting of the Board of Directors) Article 22. (Unchanged)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Power of the Board of Directors) Article 20. The Board of Directors shall decide important businesses of the Company, in addition to such matters as provided for by law or regulation or the Articles of Incorporation.	(Deleted)	In line with the enactment of the Corporation Law, provisions which affirm matters already established by law are to be deleted.
(Method of resolutions of the Board of Directors) Article 21. Resolutions of the Board of Directors shall require the attendance at the relevant meeting of a majority of Directors composing the Board of Directors and shall be adopted by a majority of Directors present thereat.	(Deleted)	In line with the enactment of the Corporation Law, provisions which affirm matters already established by law are to be deleted.
(Remuneration of Directors) Article 22. The remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders.	(Remuneration, etc. of Directors) Article 23. Remuneration, bonuses and other proprietary benefits received by Directors as compensation for services rendered (hereinafter, "remuneration, etc.") shall be determined by resolution of the General Meeting of Shareholders.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Exemption from liabilities for Directors) Article 23. The Company may exempt Directors (including former Directors) from liabilities relating to misconduct as provided for in Article 266, paragraph 1, item 5 of the Commercial Code to the extent permitted by law or regulation, by resolution of the Board of Directors pursuant to the provisions of Article 266, paragraph 12 of the Commercial Code. 2. The Company may enter into agreements with outside Directors, which limit the amount of liability for damages of such Directors arising from misconduct provided for in Article 266, paragraph 1, item 5 of the Commercial Code pursuant to the provisions of Article 266, paragraph 19 of the Commercial Code; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided by law or regulation.	(Exemption from liabilities for Directors) Article 24. The Company may exempt Directors (including former Directors) from liability for damages arising from failure to perform duties to the extent permitted by law or regulation, by resolution of the Board of Directors pursuant to the provisions of Article 426, paragraph 1 of the Corporation Law. 2. The Company may enter into agreements with outside Directors, which limit the amount of liability for damages of such Directors arising from failure to perform duties pursuant to the provisions of Article 427, paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided by law or regulation.	Changes are to be made to amend wording and citations in the text in line with the enactment of the Corporation Law.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
CHAPTER V **AUDITORS AND THE BOARD OF AUDITORS**	**CHAPTER V** **AUDITORS AND THE BOARD OF AUDITORS**	
(Number of Auditors) **Article 24.** The Company shall have no more than four (4) Auditors.	(Number of Auditors) **Article 25.** The Company shall have no more than five (5) Auditors.	To further strengthen the auditing system and promote thoroughness in auditing operations, it is proposed that the number of auditors be changed from "no more than four (4)" to "no more than five (5)."
(Resolutions for election of Auditors) **Article 25.** Auditors shall be elected at the General Meeting of Shareholders. 2. Resolutions for election of auditors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders and shall be adopted by a majority of the voting rights represented thereat.	(Resolutions for election of Auditors) **Article 26.** (Unchanged) 2. Resolutions for election of auditors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise voting rights and shall be adopted by a majority of the voting rights represented thereat.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Term of office of Auditors) **Article 26.** The term of office of an Auditor shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within four years after such Auditor assumed office. 2. The term of office of any Auditor elected to fill a vacancy shall expire when the term of office of the predecessor of such Auditor would have otherwise expired.	(Term of office of Auditors) **Article 27.** The term of office of an Auditor shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within four years after such Auditor elected to office. 2. The term of office of any Auditor elected to fill a vacancy shall expire when the term of office of the predecessor of such Auditor would have otherwise expired.*	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Full-time Auditors and Standing Auditors) **Article 27.** Full-time Auditors shall be elected by the Auditors from among themselves. 2. Standing Auditors may be elected by the Auditors from among the Full-time Auditors.	(Full-time Auditors and Standing Auditors) **Article 28.** Full-time Auditors shall be selected by resolution of the Board of Auditors. 2. Standing Auditors may be appointed from among the Full-time Auditors by resolution of the Board of Auditors.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Meeting of the Board of Auditors) **Article 28.** A meeting of the Board of Auditors shall be convened by dispatching notice thereof to the respective Auditors not later than two days prior to the date on which such meeting is to be held; provided, however, that the above term may be shortened in the event of an emergency. 2. Other matters pertaining to the meeting of the Board of Auditors shall be governed by the Regulations of the Board of Auditors as established by the Board of Auditors.	(Meeting of the Board of Auditors) **Article 29.** (Unchanged)	
(Method of resolutions of the Board of Auditors) **Article 29.** Resolutions of the Board of Auditors shall be adopted by a majority of Auditors in office, unless otherwise provided for by law or regulation.	(Deleted)	In line with the enactment of the Corporation Law, provisions which affirm matters already established by law are to be deleted.
(Remuneration of Auditors) **Article 30.** The remuneration of Auditors shall be determined by resolution of the General Meeting of Shareholders.	(Remuneration, etc. of Auditors) **Article 30.** The remuneration, etc. of Auditors shall be determined by resolution of the General Meeting of Shareholders.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.
(Exemption from liabilities for Auditors) **Article 31.** The Company may exempt Auditors (including former Auditors) from liabilities to the extent permitted by law or regulation by resolution of the Board of Directors pursuant to the provisions of Article 280, paragraph 1 of the Commercial Code. (Newly established)	(Exemption from liabilities for Auditors) **Article 31.** The Company may exempt Auditors (including former Auditors) from liability for damages arising from failure to perform duties to the extent permitted by law or regulation by resolution of the Board of Directors pursuant to the provisions of Article 426, paragraph 1 of the Corporation Law. 2. The Company may enter into agreements with outside Auditors, which limit the amount of liability for damages arising from failure to perform duties pursuant to the provisions of Article 427, paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided by law or regulation.	A new provision stating that the Company can enter into limited liability agreements with outside auditors so that the Company will be able to recruit personnel who will be valuable to the Company will be added. Changes are also to be made to amend wording in line with the enactment of the Corporation Law.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
CHAPTER VI **ACCOUNTING**	**CHAPTER VI** **ACCOUNTING**	
(Business year) **Article 32.** The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year.	(Business year) **Article 32.** The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year.*	
(Dividends) **Article 33.** Dividends shall be paid to the shareholders or registered pledgees whose names appear on the register of shareholders of the Company at the closing thereof on March 31 of each year. (Newly established)	(Distribution of retained earnings) **Article 33.** With March 31 of each year as the record date, year-end dividends may be paid by resolution of the General Meeting of Shareholders. 2. With September 30 of each year as the record date, interim dividends may be paid by resolution of the Board of Directors.	Changes are to be made to amend wording in line with the enactment of the Corporation Law. In addition, provisions relating to interim dividends are to be moved here from Article34 in the current Articles of Incorporation.
(Interim dividends) **Article 34.** The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees whose names appear on the register of shareholders of the Company at the closing thereof on September 30 of each year.	(Deleted)	In line with the enactment of the Corporation Law, this Article is to be moved to the preceding Article as distribution of retained earnings.
(Prescription period for dividends, etc.) **Article 35.** In the event that any dividend or interim dividend has not been received within three (3) years after the due date of such payment, the Company shall be relieved of the obligation for the payment thereof. 2. No interest shall accrue with respect to such dividends or interim dividends for the period of delay stipulated in the preceding paragraph.	(Prescription period for dividends, etc.) **Article 34.** In the event that distribution of retained earnings in cash has not been received within three (3) years after the due date of such payment, the Company shall be relieved of the obligation for the payment thereof. 2. No interest shall accrue with respect to such distribution of retained earnings in cash for the period of delay stipulated in the preceding paragraph.	Changes are to be made to amend wording in line with the enactment of the Corporation Law.

Item 3: Election of thirteen (13) directors

The term of appointment for all twelve (12) directors expires as of the end of this meeting.

In this regard, we propose the election of thirteen (13) directors, increasing the number of directors by one (1) to better pursue stable growth and improve corporate governance in response to changes in the business environment.

If Item 2 is approved, the term of directors elected in this item will be one (1) year.

The director candidates are as follows:

Candidate number	Name (Date of Birth)	Brief Personal History, Representative Positions in Other Corporations, and Position if Currently a Director of the Company		Number of Shares of the Company Held
1	Yoshihiko Nakagaki (March 10, 1938)	April 1961 March 1992 September 1995 June 1996 June 1998 June 2000 June 2001	Joined the Company Power Development Dept. Director Planning Dept. Director Director, Planning Dept. Director Managing Director Vice President and Representative Director President and Representative Director (Current position)	9,940 shares
2	Hisao Nakagami (March 13, 1941)	April 1964 June 1996 June 1998 June 2000 June 2003	Joined the Company Nuclear Power Dept. Director Director Managing Director Vice President and Representative Director (Current position)	8,600 shares
3	Katsuhiko Miyashita (April 5, 1944)	April 1967 June 1998 June 2000 April 2002 June 2004	Joined the Company Thermal Power Construction Dept. Director Director Managing Director Vice President and Representative Director (Current position)	8,000 shares
4	Shinichiro Ota (May 13, 1946)	July 1969 July 2002 September 2003 June 2005	Joined the Ministry of International Trade and Industry (currently METI) Commissioner of the Japan Patent Office (under the jurisdiction of METI) Advisor to Sompo Japan Inc. Vice President and Representative Director (Current position)	500 shares
5	Kiyoshi Sawabe (September 11, 1946)	July 1969 June 1998 June 2001 June 2004 June 2005	Joined the Company General Affairs Dept. Director Director Managing Director Vice President and Representative Director (current position)	2,820 shares
6	Masayoshi Kitamura (May 11, 1947)	April 1972 June 2000 June 2001 April 2002 June 2004	Joined the Company Planning Dept. Director Director, Planning Dept. Director Director Managing Director (current position)	5,940 shares
7	Masashi Hatano (January 19, 1947)	April 1969 January 2001 April 2002 June 2003 June 2004 June 2005	Joined the Company Thermal Power Dept. Director Officer, Thermal Power Dept. Director Officer, Senior Advisor Director Managing Director (current position)	4,540 shares
8	Yasuo Maeda (January 31, 1951)	April 1974 October 2002 June 2004	Joined the Company Officer, Engineering Dept. Director Director, Executive Officer and Engineering Dept. Director (current position)	3,380 shares

Candidate number	Name (Date of Birth)	Brief Personal History, Representative Positions in Other Corporations, and Position if Currently a Director of the Company	Number of Shares of the Company Held
9	Kanji Shimada (March 29, 1952)	April 1975 Joined the Company June 2000 New Business Development Dept. Director July 2001 Business Development Dept. Director April 2002 Executive Officer, Business Development Dept. Director June 2003 General Affairs Dept. Director June 2004 Director (current position)	3,980 shares
10	Yoshihiko Sakanashi (November 12, 1953)	April 1976 Joined the Company July 2001 Business Development Strategy Office Director October 2002 Executive Officer, Business Planning Dept. Director June 2004 Director (current position)	3,140 shares
11	Minoru Hino (November 11, 1947)	April 1971 Joined the Company June 2000 Nuclear Power Dept. Director April 2002 Executive Officer, Nuclear Power Dept Director June 2004 Executive Officer, Senior Advisor (current position)	2,500 shares
12	Masaharu Fujitomi (October 17, 1949)	April 1973 Joined the Ministry of International Trade and Industry (currently METI) September 1999 Deputy Director-General of the Agency for Natural Resources and Energy January 2001 Deputy Director-General of Nuclear and Industrial Safety Agency, the Ministry of Economy, Trade and Industry October 2002 Director of the Institute of Energy Economics, Japan June 2003 Managing Director of the Institute of Energy Economics, Japan (current position)	0 shares
13	Toshifumi Watanabe (March 10, 1955)	April 1977 Joined the Company April 2002 Planning Dept. Director and Privatization Office Director October 2002 Corporate Planning & Administration Dept. Director and Privatization Office Director June 2004 Corporate Planning & Administration Dept. Director (current position)	600 shares

Notes: 1.Director candidate Masaharu Fujitomi is scheduled to resign his post as Managing Director at the Institute of Energy Economics, Japan, on or prior to the date of this meeting.

2.There is no conflict of interest between any of the director candidates and the Company.

3.Of the director candidates, current directors of the Company are: Yoshihiko Nakagaki, Hisao Nakagami, Katsuhiko Miyashita, Shinichiro Ota, Kiyoshi Sawabe, Masayoshi Kitamura, Masashi Hatano, Yasuo Maeda, Kanji Shimada, and Yoshihiko Sakanashi. Please see the attached document (page 11) for their areas of responsibility.

Item 4: Election of three (3) auditors

Auditor Takeshi Sone will retire as of the end of this meeting.

In addition, while there are currently three (3) auditors, we would like to propose that in order to strengthen the audit system we increase their number by two (2) to five (5) under the condition of the approval of Item 2. In conjunction with this, we would like to propose that three (3) auditors be elected in conformance with Article 335, Paragraph 3 of the Corporation Law requiring no less than the half of the auditors be from outside the company. This would also serve the purpose of establishing an auditing system with a multi faceted perspective. The Board of Auditors has approved this Item.

Candidates for auditors are as follows:

TRANSLATION: This is an English translation of the Japanese original, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the Japanese original shall prevail. Electric Power Development Co., Ltd. hereby disclaims all representations and warranties with respect to this translation, whether express or implied, including, without limitation, any representations or warranties with respect to accuracy, reliability or completeness of this translation. In no event shall Electric Power Development Co., Ltd. be liable for any damages of any kind or nature, including, without limitation, direct, indirect, special, punitive, consequential or incidental damages arising from or in connection with this translation.

Securities code: 9513

June 28, 2006

Dear Shareholders

15-1, Ginza 6-chome, Chuo-ku, Tokyo
Electric Power Development Co., Ltd.
Yoshihiko Nakagaki
President and Representative Director

Notice of Resolutions at the 54th Ordinary General Meeting of Shareholders

This is to inform you that the following reports were made and the following proposals were approved at the 54th Ordinary General Meeting of Shareholders, which was held June 28, 2006.

Sincerely,

Details

Items Reported:

Item 1: The Business Report, the Balance Sheet, and the Statement of Income for the 54th fiscal year (April 1, 2005-March 31, 2006)

Item 2: The Consolidated Balance Sheet and the Consolidated Statement of Income for the 54th fiscal year (April 1, 2005-March 31, 2006), in addition to the results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Auditors

Items Approved

Item 1: Approval of the proposed appropriation of retained earnings for the 54th fiscal year

This proposal was approved without amendment, to distribute a year-end dividend of 30 yen per share.

Item 2: Partial amendment to the Articles of Incorporation

This proposal was approved without amendment. Details of the amendment to the Articles of Incorporation are set forth in the pages to follow.

(Changes are underlined. Some of the amendments are the matter of Japanese terminology and not reflected in this translation. Such portion is marked with asterisk (*).)

Before Amendment	After Amendment
CHAPTER I **GENERAL PROVISIONS**	**CHAPTER I** **GENERAL PROVISIONS**
(Trade name) **Article 1.** The name of the Company shall be DENGEN KAIHATSU KABUSHIKI KAISHA and its English name shall be ELECTRIC POWER DEVELOPMENT CO., LTD.	(Trade name) **Article 1.** (Unchanged)
(Purposes) **Article 2.** The purposes of the Company shall be to undertake the following businesses in Japan and abroad: ((1)~(13) Omitted)	(Purposes) **Article 2.** (Unchanged)
(Head office) **Article 3.** The head office of the Company shall be located in Chuo-ku, Tokyo.	(Head office) **Article 3.** (Unchanged)
(Newly established)	(Governing bodies) **Article 4.** In addition to the General Meeting of Shareholders and the Directors, the Company shall appoint the following governing bodies: (1) Board of Directors (2) Auditors (3) Board of Auditors (4) Accounting Auditor(s)
(Public notice) **Article 4.** Public notices of the Company shall appear in the *Nihon Keizai Shimbun.*	(Method of public notice) **Article 5.** (Unchanged)
CHAPTER II **SHARES**	**CHAPTER II** **SHARES**
(Total number of shares) **Article 5.** The total number of shares authorized to be issued shall be six hundred and sixty million (660,000,000) shares.	(Total number of shares) **Article 6.** The total number of shares authorized to be issued shall be six hundred and sixty million (660,000,000) shares.*
(Newly established)	(Issuance of share certificates) **Article 7.** The Company shall issue share certificates for its shares.
(Acquisition by the Company of its own shares) **Article 6.** The Company may purchase its own shares by resolution of the Board of Directors pursuant to the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code.	(Acquisition by the Company of its own shares) **Article 8.** The Company may acquire its own shares through market transactions and other applicable methods by resolution of the Board of Directors pursuant to the provisions of Article 165, paragraph 2 of the Corporation Law.

Before Amendment	After Amendment
(Number of shares constituting one unit) **Article 7.** The number of shares constituting one unit of shares of the Company shall be one hundred (100). 2. The Company shall not issue any share certificates representing shares constituting less than one unit (hereinafter, "Shares Constituting Less than One Unit"); provided, however, that the foregoing shall not apply with regard to matters provided for in the Share Handling Regulations.	(Number of shares constituting one unit) **Article 9.** The number of shares constituting one unit of shares of the Company shall be one hundred (100).* 2. Provisions of Article 7 notwithstanding, the Company shall not issue share certificates representing Shares Constituting Less than One Unit; provided, however, that the foregoing shall not apply with regard to matters provided for in the Share Handling Regulations.
(Share Handling Regulations) **Article 8.** The kinds of share certificates to be issued by the Company and registration of transfer of shares, purchase of Shares Constituting Less than One Unit and other handling and fees pertaining to shares, other than as provided by law or regulation or the Articles of Incorporation, shall be governed by the Share Handling Regulations set forth by the Board of Directors.	(Share Handling Regulations) **Article 10.** The kinds of share certificates to be issued by the Company, changes in the details of shareholders recorded in the register of shareholders including the names of shareholders, etc. (hereinafter, "shareholders" includes beneficial shareholders recorded or set forth in the register of beneficial shareholders), purchase of Shares Constituting Less than One Unit and other handling and fees pertaining to shares, other than as provided by law or regulation or the Articles of Incorporation, shall be governed by the Share Handling Regulations set forth by the Board of Directors.
(Record date) **Article 9.** The Company shall deem the shareholder (hereinafter, including a beneficial shareholder) having voting rights as recorded or set forth in the register of shareholders (hereinafter, including the register of beneficial shareholders) at the closing thereof on March 31 of each year to be the shareholder entitled to exercise voting rights at the Ordinary General Meeting of Shareholders for such accounting period. 2. Other than as provided in the preceding paragraph, whenever necessary, an extraordinary record date may be set by resolution of the Board of Directors with public notice thereof to be given in advance of such record date.	(Deleted)
(Transfer agent) **Article 10.** The Company shall appoint a transfer agent with respect to the shares issued by the Company.	(Shareholders' Register Administrator) **Article 11.** The Company shall appoint a Shareholders' Register Administrator.
2. The transfer agent and its share handling office shall be designated by resolution of the Board of Directors.	(Deleted)
3. The register of shareholders of the Company and the register of lost share certificates of the Company shall be kept at the share handling office of the transfer agent and the registration of transfer of shares, purchase of Shares Constituting Less than One Unit and other matters relating to shares shall be handled by the transfer agent and not by the Company.	(Deleted)

Before Amendment	After Amendment
CHAPTER III **GENERAL MEETING OF SHAREHOLDERS**	**CHAPTER III** **GENERAL MEETING OF SHAREHOLDERS**
(Convocation of General Meeting of Shareholders) **Article 11.** The Ordinary General Meeting of Shareholders of the Company shall be convened in the month of June each year, and an Extraordinary General Meeting of Shareholders may be convened whenever necessary, by the President in accordance with resolution of the Board of Directors. 2. In the event the President is unable to act, one of the other Directors shall act in his stead in the order predetermined by the Board of Directors. 3. The General Meeting of Shareholders shall be convened in any of the Wards of Tokyo.	(Convocation of General Meeting of Shareholders) **Article 12.** (Unchanged)
(Newly established)	(Record date of Ordinary General Meeting of Shareholders) **Article 13.** The record date for voting rights at the Ordinary General Meeting of shareholders of the Company shall be March 31 each year.
(Chairman of General Meeting of Shareholders) **Article 12.** The President shall act as chairman of the General Meeting of Shareholders. 2. In the event the President is unable to act, one of the other Directors shall act in his stead in the order predetermined by the Board of Directors.	(Chairman of General Meeting of Shareholders) **Article 14.** (Unchanged)
(Newly established)	(Disclosure of reference materials, etc. for General Meeting of Shareholders via the Internet and deemed as provided) **Article 15.** At the time of convocation of the General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information that should be contained or presented in statutory documents including reference materials for the General Meeting of Shareholders, business reports, and non-consolidated and consolidated financial reports when it is disclosed via the Internet in accordance with the Ministry of Justice Ordinance.

Before Amendment	After Amendment
(Resolutions of General Meeting of Shareholders) Article 13. Except as otherwise provided by law or regulation or by the Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of shareholders present thereat.	(Resolutions of General Meeting of Shareholders) Article 16. Except as otherwise provided by law or regulation or by the Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of shareholders entitled to exercise voting rights present thereat.
2. Any special resolution under Article 343 of the Commercial Code shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the total number of voting rights of all shareholders and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.	2. Any resolution under Article 309, paragraph 2 of the Corporation Law shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the total number of voting rights of all shareholders entitled to exercise voting rights and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.
(Exercise of voting rights by proxy) Article 14. A shareholder may exercise his/her voting right by a proxy who is another shareholder of the Company entitled to vote; provided, however, that in the event a legal entity is a shareholder of the Company, an employee thereof may exercise voting rights as proxy for such legal entity.	(Exercise of voting rights by proxy) Article 17. A shareholder may exercise his/her voting right by one (1) proxy who is another shareholder of the Company entitled to vote; provided, however, that in the event a legal entity is a shareholder of the Company, one (1) employee thereof may exercise voting rights as proxy for such legal entity.
2. In the case of the preceding paragraph, such shareholder or the proxy thereof shall submit a document evidencing such proxy's authority to the Company at each General Meeting of Shareholders.	2. In the case of the preceding paragraph, such shareholder or the proxy thereof shall submit a document evidencing such proxy's authority to the Company at each General Meeting of Shareholders.*
CHAPTER IV **DIRECTORS, BOARD OF DIRECTORS, ETC.**	**CHAPTER IV** **DIRECTORS, BOARD OF DIRECTORS**
(Number of Directors) Article 15. The Company shall have no more than thirteen (13) Directors.	(Number of Directors) Article 18. (Unchanged)
(Resolutions for election of Directors) Article 16. The Directors shall be elected at a General Meeting of Shareholders.	(Resolutions for election of Directors) Article 19. (Unchanged)
2. Resolutions for election of Directors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders and shall be adopted by a majority of the voting rights represented thereat.	2. Resolutions for election of Directors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise voting rights and shall be adopted by a majority of the voting rights represented thereat.
3. Resolutions for election of Directors shall not be adopted by cumulative voting.	3. (Unchanged)

Before Amendment	After Amendment
(Term of office of Directors) **Article 17.** The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within two years after such Director assumed office. 2. The term of any Director elected to fill a vacancy or to increase the number of members of the Board of Directors shall expire when the term of office of the other Directors in office shall expire.	(Term of office of Directors) **Article 20.** The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within one year after such Director elected to office. (Deleted)
(Representative Directors; Directors with managerial positions) **Article 18.** The Company shall have one President, and one or more Vice Presidents and Managing Directors as needed, who shall be elected from among the Directors by resolution of the Board of Directors. 2. The President shall represent the Company. 3. In addition to the President, one or more Directors representing the Company may be elected by resolution of the Board of Directors. 4. The President shall preside over the affairs of the Company in accordance with resolution of the Board of Directors. 5. In the event the President is unable to act or the office of the President is vacant, one of the other Directors shall act as the President's proxy or in his stead in the order predetermined by the Board of Directors.	(Representative Directors; Directors with managerial positions) **Article 21.** The Company shall have one President, and one or more Vice Presidents and Managing Directors as needed, who shall be selected from among the Directors by resolution of the Board of Directors. 2. (Unchanged) 3. In addition to the President, one or more Directors representing the Company may be selected by resolution of the Board of Directors. 4. (Unchanged) 5. (Unchanged)
(Meeting of the Board of Directors) **Article 19.** A meeting of the Board of Directors shall be convened by the President who shall act as Chairman. 2. In the event the President is unable to act, the meeting of the Board of Directors shall be convened by one of the other Directors in the order predetermined by the Board of Directors, and such Director shall act as Chairman. 3. A meeting of the Board of Directors shall be convened by dispatching notice thereof to the respective Directors and Auditors not later than two days prior to the date on which such meeting is to be held; provided, however, that the above term may be shortened in the event of an emergency. 4. Other matters pertaining to the meetings of the Board of Directors shall be governed by the Regulations of the Board of Directors as established by the Board of Directors.	(Meeting of the Board of Directors) **Article 22.** (Unchanged)

Before Amendment	After Amendment
(Power of the Board of Directors) Article 20. The Board of Directors shall decide important businesses of the Company, in addition to such matters as provided for by law or regulation or the Articles of Incorporation.	(Deleted)
(Method of resolutions of the Board of Directors) Article 21. Resolutions of the Board of Directors shall require the attendance at the relevant meeting of a majority of Directors composing the Board of Directors and shall be adopted by a majority of Directors present thereat.	(Deleted)
(Remuneration of Directors) Article 22. The remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders.	(Remuneration, etc. of Directors) Article 23. Remuneration, bonuses and other proprietary benefits received by Directors as compensation for services rendered (hereinafter, "remuneration, etc.") shall be determined by resolution of the General Meeting of Shareholders.
(Exemption from liabilities for Directors) Article 23. The Company may exempt Directors (including former Directors) from liabilities relating to misconduct as provided for in Article 266, paragraph 1, item 5 of the Commercial Code to the extent permitted by law or regulation, by resolution of the Board of Directors pursuant to the provisions of Article 266, paragraph 12 of the Commercial Code.	(Exemption from liabilities for Directors) Article 24. The Company may exempt Directors (including former Directors) from liability for damages arising from failure to perform duties to the extent permitted by law or regulation, by resolution of the Board of Directors pursuant to the provisions of Article 426, paragraph 1 of the Corporation Law.
2. The Company may enter into agreements with outside Directors, which limit the amount of liability for damages of such Directors arising from misconduct provided for in Article 266, paragraph 1, item 5 of the Commercial Code pursuant to the provisions of Article 266, paragraph 19 of the Commercial Code; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided by law or regulation.	2. The Company may enter into agreements with outside Directors, which limit the amount of liability for damages of such Directors arising from failure to perform duties pursuant to the provisions of Article 427, paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided by law or regulation.
CHAPTER V **AUDITORS AND THE BOARD OF AUDITORS**	**CHAPTER V** **AUDITORS AND THE BOARD OF AUDITORS**
(Number of Auditors) Article 24. The Company shall have no more than four (4) Auditors.	(Number of Auditors) Article 25. The Company shall have no more than five (5) Auditors.

Before Amendment	After Amendment
(Resolutions for election of Auditors) **Article 25.** Auditors shall be elected at the General Meeting of Shareholders. 2. Resolutions for election of auditors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders and shall be adopted by a majority of the voting rights represented thereat.	(Resolutions for election of Auditors) **Article 26.** (Unchanged) 2. Resolutions for election of auditors shall require the attendance at the relevant General Meeting of Shareholders of shareholders representing not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise voting rights and shall be adopted by a majority of the voting rights represented thereat.
(Term of office of Auditors) **Article 26.** The term of office of an Auditor shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within four years after such Auditor assumed office. 2. The term of office of any Auditor elected to fill a vacancy shall expire when the term of office of the predecessor of such Auditor would have otherwise expired.	(Term of office of Auditors) **Article 27.** The term of office of an Auditor shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year ending within four years after such Auditor elected to office. 2. The term of office of any Auditor elected to fill a vacancy shall expire when the term of office of the predecessor of such Auditor would have otherwise expired.*
(Full-time Auditors and Standing Auditors) **Article 27.** Full-time Auditors shall be elected by the Auditors from among themselves. 2. Standing Auditors may be elected by the Auditors from among the Full-time Auditors.	(Full-time Auditors and Standing Auditors) **Article 28.** Full-time Auditors shall be selected by resolution of the Board of Auditors. 2. Standing Auditors may be appointed from among the Full-time Auditors by resolution of the Board of Auditors.
(Meeting of the Board of Auditors) **Article 28.** A meeting of the Board of Auditors shall be convened by dispatching notice thereof to the respective Auditors not later than two days prior to the date on which such meeting is to be held; provided, however, that the above term may be shortened in the event of an emergency. 2. Other matters pertaining to the meeting of the Board of Auditors shall be governed by the Regulations of the Board of Auditors as established by the Board of Auditors.	(Meeting of the Board of Auditors) **Article 29.** (Unchanged)
(Method of resolutions of the Board of Auditors) **Article 29.** Resolutions of the Board of Auditors shall be adopted by a majority of Auditors in office, unless otherwise provided for by law or regulation.	(Deleted)
(Remuneration of Auditors) **Article 30.** The remuneration of Auditors shall be determined by resolution of the General Meeting of Shareholders.	(Remuneration, etc. of Auditors) **Article 30.** The remuneration, etc. of Auditors shall be determined by resolution of the General Meeting of Shareholders.

Before Amendment	After Amendment
(Exemption from liabilities for Auditors) **Article 31.** The Company may exempt Auditors (including former Auditors) from liabilities to the extent permitted by law or regulation by resolution of the Board of Directors pursuant to the provisions of Article 280, paragraph 1 of the Commercial Code.	(Exemption from liabilities for Auditors) **Article 31.** The Company may exempt Auditors (including former Auditors) from liability for damages arising from failure to perform duties to the extent permitted by law or regulation by resolution of the Board of Directors pursuant to the provisions of Article 426, paragraph 1 of the Corporation Law.
(Newly established)	2. The Company may enter into agreements with outside Auditors, which limit the amount of liability for damages arising from failure to perform duties pursuant to the provisions of Article 427, paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liability for damages under such agreement shall be the amount provided by law or regulation.
CHAPTER VI **ACCOUNTING**	**CHAPTER VI** **ACCOUNTING**
(Business year) **Article 32.** The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year.	(Business year) **Article 32.** The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year.*
(Dividends) **Article 33.** Dividends shall be paid to the shareholders or registered pledgees whose names appear on the register of shareholders of the Company at the closing thereof on March 31 of each year.	(Distribution of retained earnings) **Article 33.** With March 31 of each year as the record date, year-end dividends may be paid by resolution of the General Meeting of Shareholders.
(Newly established)	2. With September 30 of each year as the record date, interim dividends may be paid by resolution of the Board of Directors.
(Interim dividends) **Article 34.** The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees whose names appear on the register of shareholders of the Company at the closing thereof on September 30 of each year.	(Deleted)
(Prescription period for dividends, etc.) **Article 35.** In the event that any dividend or interim dividend has not been received within three (3) years after the due date of such payment, the Company shall be relieved of the obligation for the payment thereof. 2. No interest shall accrue with respect to such dividends or interim dividends for the period of delay stipulated in the preceding paragraph.	(Prescription period for dividends, etc.) **Article 34.** In the event that distribution of retained earnings in cash has not been received within three (3) years after the due date of such payment, the Company shall be relieved of the obligation for the payment thereof. 2. No interest shall accrue with respect to such distribution of retained earnings in cash for the period of delay stipulated in the preceding paragraph.

Item 3: Election of thirteen (13) directors

As proposed, Yoshihiko Nakagaki, Hisao Nakagami, Katsuhiko Miyashita, Shinichiro Ota, Kiyoshi Sawabe, Masayoshi Kitamura, Masashi Hatano, Yasuo Maeda, Kanji Shimada, Yoshihiko Sakanashi, Minoru Hino, Masaharu Fujitomi and Toshifumi Watanabe were appointed as directors, and assumed their respective offices.

Item 4: Election of three (3) auditors

As proposed, Akio Ushio, Terukazu Inoue and Toshimichi Yagi were appointed as auditors, and assumed their respective offices.

Terukazu Inoue and Toshimichi Yagi are outside auditors.

Item 5: Payment of retirement benefit to the retiring directors and auditor as well as the final payment in connection with the abolishment of officer retirement benefit system

As proposed, it was approved that retirement benefit will be paid to the retired directors Akinobu Yasumoto and Akio Ushio, and the retired auditor Takeshi Sone in an amount deemed reasonable in accordance with the rules prescribed by the Company. The Board of Directors was authorized to determine the details of the terms of the amount, and the time and method of payment for said directors, and the auditors was authorized to determine by consultation among the auditors the details of the terms of the amount and the time and method of payment for said auditor.

As part of a review of the officer remuneration system, the Company decided at its Board of Directors Meeting on May 22, 2006, to abolish the officer retirement benefit system as of the end of this meeting. In connection with this, it was approved that retirement benefit will be paid to the ten (10) reappointed directors (Yoshihiko Nakagaki, Hisao Nakagami, Katsuhiko Miyashita, Shinichiro Ota, Kiyoshi Sawabe, Masayoshi Kitamura, Masashi Hatano, Yasuo Maeda, Kanji Shimada, and Yoshihiko Sakanashi) as well as the one (1) auditor in office (Masayuki Hori) in an amount deemed reasonable in accordance with the rules prescribed by the Company, each in accordance with the time of appointment from installation until the end of the meeting today. It was also approved that the timing of the payment shall be the time of retirement for each director and auditor. The Board of Directors was authorized to determine the details of the terms of the amount and method of payment for the directors, and the auditors were authorized to determine by consultation among the auditors the details of the terms of the amount and method of payment for the auditor.

Item 6: Revision of amount of remuneration for directors and auditors

As proposed, it was approved that the annual remuneration for directors (a fixed monthly salary calculated according to position and once-yearly performance pay) was revised to a maximum of 625 million yen (excluding employee salaries for those also working as employees) and for auditors (a fixed monthly salary calculated according to position) to a maximum of 120 million yen.

END

The respective positions of the directors and auditors as of June 28, 2006, are as follows.

President (Representative Director)	Yoshihiko Nakagaki	
Vice President (Representative Director)	Hisao Nakagami	
Vice President (Representative Director)	Katsuhiko Miyashita	
Vice President (Representative Director)	Shinichiro Ota	
Vice President (Representative Director)	Kiyoshi Sawabe	
Managing Director	Masayoshi Kitamura	
Managing Director	Masashi Hatano	
Managing Director	Yasuo Maeda	
Director	Kanji Shimada	
Director	Yoshihiko Sakanashi	
Director	Minoru Hino	(newly elected)
Director	Masaharu Fujitomi	(newly elected)
Director	Toshifumi Watanabe	(newly elected)
Standing Auditor (Full-time)	Masayuki Hori	
Standing Auditor (Full-time)	Akio Ushio	(newly elected)
Auditor	Yasuo Matsushita	
Auditor	Terukazu Inoue	(newly elected)
Auditor	Toshimichi Yagi	(newly elected)

Note: Yasuo Matsushita , Terukazu Inoue and Toshimichi Yagi are outside auditors.

(Summary English translation)

July 26, 2006

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 17th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Nikko Citigroup Limited and Daiwa Securities SMBC Co. Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 17th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 17th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	30 billion Yen
3. Date of issue	August 4, 2006
4. Coupon rate	2.07% of par value per annum
5. Issue price	99.91 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	June 20, 2016 (10-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	July 26, 2006(Wed)
Offering period	July 26, 2006(Wed)
Payment due date	August 4, 2006(Fri)